STANDING BACK TO VIEW THE FOREST:

Celebrating 15 Years of Growth



MASSBANK

CORP.

2001 ANNUAL REPORT

MASSBANK Corp. is a Delaware chartered holding company whose principal subsidiary is MASSBANK. Founded in 1872 as the Melrose Savings Bank, MASSBANK is headquartered in Reading, Massachusetts. The Bank operates fifteen banking offices in Reading, Chelmsford, Dracut, Everett, Lowell, Medford, Melrose, Stoneham, Tewksbury, Westford, and Wilmington, providing a variety of deposit, lending and trust services.

This report contains certain forward-looking statements regarding the future performance of the Company. All forward-looking information is inherently uncertain and actual results may differ substantially from the assumptions, estimates, or expectations reflected or contained in the forward-looking information.

See page 15 "Forward-Looking Statement Disclosure."

MASSBANK CORP.

Total Assets (in millions)

(At December 31,)



2001 $971.2



1986 $328.7

Total Deposits (in millions)

(At December 31,)



2001 $849.7



1986 $239.6

Total Stockholders' Equity (in millions)

(At December 31,)



2001 $114.9



1986 $ 83.0

To My Fellow Stockholders



Total Loans (in millions)
(At December 31.)



2001
$331.0
2000
$310.1

The year 2001 marked the fifteenth year since MASSBANK converted to stock ownership. In all those years it has been my privilege to report to you that MASSBANK remained firmly on the path that we laid out in 1986. This year I can once again tell you that your company is on track. In spite of an economic recession and the catastrophic events of September 11TH, the year 2001 was a very good year at MASSBANK. Our results demonstrate a continuing commitment to remain a bastion of financial strength, to provide superior service to our customers and take whatever steps are available to us to build shareholder value. We look for a better economic environment in the months to come, but the past year was not without highlights.

1987 – 2001 Financial

MASSBANK CORP. AND SUBSIDIARIES SELECTED CONSOLIDATED FINANCIAL DATA

(IN THOUSANDS) AT DECEMBER 31,	2001	2000	1999	1998	1997	1996
Balance Sheet Data:						
Total assets	$971,168	$938,702	$924,716	$946,625	$925,403	$888,237
Mortgage loans	296,469	272,951	288,580	283,654	248,798	224,139
Other loans	34,548	37,196	36,785	21,335	23,505	25,522
Allowance for loan losses	2,643	2,594	2,555	2,450	2,334	2,237
Investments[1]	618,545	607,096	578,543	624,082	635,694	622,645
Real estate acquired through foreclosure	—	—	62	86	—	503
Deposits	849,684	823,625	818,057	824,031	809,850	788,350
Stockholders' equity	114,904	108,243	101,479	110,489	103,779	92,250

(IN THOUSANDS) YEARS ENDED DECEMBER 31,	2001	2000	1999	1998	1997	1996
Operating Data:						
Interest and dividend income	$ 55,117	$ 60,280	$ 58,206	$ 59,834	$ 60,733	$ 58,109
Interest expense	32,391	35,397	33,204	34,320	34,681	33,062
Net interest income	22,726	24,883	25,002	25,514	26,052	25,047
Provision for loan losses	40	60	140	193	260	160
Gains on securities, net	4,363	3,525	4,033	2,893	1,939	868
Other non-interest income	1,450	1,463	1,529	1,697	1,859	1,797
Non-interest expense	11,721	12,513	12,566	12,515	13,425	12,124
Income before income taxes	16,778	17,298	17,858	17,396	16,165	15,428
Income tax expense	6,019	6,187	6,547	6,482	5,998	6,001
Change in accounting principle	—	—	—	—	—	—
Net income	$ 10,759	$ 11,111	$ 11,311	$ 10,914	$ 10,167	$ 9,427

YEARS ENDED DECEMBER 31,	2001	2000	1999	1998	1997	1996
Other Data:						
Yield on average interest-earning assets	5.88%	6.67%	6.32%	6.56%	6.81%	6.84%
Cost of average interest-bearing liabilities	3.87	4.32	4.02	4.23	4.30	4.27
Interest rate spread	2.01	2.35	2.30	2.33	2.51	2.57
Net interest margin	2.43	2.76	2.72	2.81	2.93	2.96
Non-interest expense to average assets[4]	1.23	1.35	1.34	1.35	1.47	1.40
Efficiency ratio[2][4]	40.9	41.7	40.9	41.4	44.7	43.5
Return on assets (net income/average assets)	1.13	1.20	1.20	1.17	1.12	1.08
Return on equity (net income/average stockholders' equity)	9.53	10.93	10.66	10.05	10.51	10.65
Return on average realized equity[3]	10.25	10.95	11.35	11.08	11.11	11.01
Percent non-performing loans to total loans	0.20	0.18	0.24	0.33	0.65	0.64
Percent non-performing assets to total assets	0.07	0.06	0.09	0.12	0.19	0.24
Stockholders' equity to assets, at year-end	11.83	11.53	10.97	11.67	11.21	10.39
Book value per share, at year-end	$ 36.51	$ 34.25	$ 30.65	$ 31.58	$ 29.06	$ 25.75
Earnings per share:						
Basic	3.44	3.45	3.35	3.09	2.88	2.65
Diluted	3.36	3.37	3.25	2.97	2.77	2.58
Cash dividends paid per share	1.26	1.18½	1.11	1.02	0.88½	0.69
Dividend payout ratio	37%	34%	33%	33%	31%	26%

(1) *Consists of securities held to maturity and available for sale, trading securities, short-term investments, term federal funds sold and interest-bearing deposits in banks.*
(2) *Determined by dividing non-interest expense by fully taxable equivalent net interest income plus non-interest income.*
(3) *Excludes average net unrealized gains or losses on securities available for sale.*
(4) *Includes non-recurring non-interest expense of $363 thousand in 2000 related to the successful litigation to protect the Company's principal trademark.*

Highlights

1995	1994	1993	1992	1991	1990	1989	1988	1987
$854,542	$843,647	$855,881	$839,103	$425,428	$331,400	$307,873	$314,128	$318,365
220,603	220,269	219,347	219,932	78,064	76,118	84,809	99,127	107,606
28,582	30,547	29,699	33,824	20,060	19,892	18,469	15,954	12,802
2,529	2,566	2,261	2,056	375	308	1,225	275	275
586,768	568,635	589,666	564,422	315,588	221,900	187,836	183,370	183,609
255	129	699	905	1,158	3,315	3,780	—	—
753,657	759,676	766,363	761,879	356,082	260,512	230,729	228,484	235,152
90,817	74,504	80,075	71,062	66,563	68,573	73,779	79,953	77,865

1995	1994	1993	1992	1991	1990	1989	1988	1987
$ 56,611	$ 51,451	$ 51,541	$ 51,317	$ 29,040	$ 26,606	$ 25,877	$ 26,124	$ 26,703
30,896	26,152	27,485	30,991	18,644	16,898	15,763	14,630	14,957
25,715	25,299	24,056	20,326	10,396	9,708	10,114	11,494	11,746
170	705	671	884	83	312	1,445	(9)	34
92	(533)	198	122	1	(1,647)	429	271	944
1,856	3,070	2,307	2,429	996	969	893	1,419	1,374
13,178	14,213	14,243	13,421	7,093	7,316	5,328	5,189	5,839
14,315	12,918	11,647	8,572	4,217	1,402	4,663	8,004	8,641
5,556	4,733	4,711	3,895	1,967	677	1,995	3,087	3,120
—	—	(241)	—	—	—	—	—	—
$ 8,759	$ 8,185	$ 6,695	$ 4,677	$ 2,250	$ 725	$ 2,668	$ 4,917	$ 5,521

1995	1994	1993	1992	1991	1990	1989	1988	1987
6.90%	6.22%	6.25%	6.88%	8.06%	8.78%	8.76%	8.65%	8.53%
4.11	3.41	3.57	4.48	6.11	6.91	6.93	6.26	6.16
2.79	2.81	2.68	2.40	1.95	1.87	1.83	2.39	2.37
3.15	3.07	2.93	2.73	2.89	3.21	3.43	3.81	3.75
1.57	1.67	1.68	1.75	1.90	2.31	1.73	1.64	1.78
47.4	50.8	53.3	58.3	61.8	80.1	46.5	39.4	41.5
1.04	0.96	0.79	0.61	0.60	0.23	0.86	1.56	1.69
10.65	10.62	8.98	6.79	3.39	1.03	3.38	6.20	6.79
10.81	10.62	8.98	6.79	3.39	1.03	3.38	6.20	6.79
0.97	0.84	0.51	0.59	1.06	0.60	1.99	1.30	0.07
0.31	0.26	0.23	0.29	0.52	1.17	1.90	0.48	0.03
10.63	8.83	9.36	8.47	15.65	20.69	23.96	25.45	24.46
$ 24.84	$ 20.09	$ 20.46	$ 18.37	$ 17.54	$ 16.20	$ 15.16	$ 14.21	$ 13.24
2.43	2.19	1.71	1.22	0.59	0.17	0.50	0.86	0.86
2.34	2.13	1.67	1.19	0.58	0.17	0.50	0.86	0.86
0.54¾	0.45	0.34	0.26½	0.22¾	0.22	0.21	0.19	0.16½
23%	21%	20%	22%	39%	136%	42%	22%	19%

Annual Dividends Per Share Paid to Stockholders

(Years ended December 31,)



2001 $1.26

1987 $0.165



Diluted Earnings per Share

(Years ended December 31,)



2001 $3.36

1987 $0.86



Book Value Per Share

(At December 31,)



2001 $36.51

1986 $12.02



Strength



"...OUR RESULTS DEMONSTRATE A CONTINUING COMMITMENT TO REMAIN A BASTION OF FINANCIAL STRENGTH..."

I'm very pleased to report to you that we originated $103.2 million in loans in 2001, a 213% increase over the $33 million we originated in the year 2000. Clearly much of this volume was due to mortgage refinancing in an historically low rate environment, which also resulted in significant loan payoffs. The net result was that we added $20.9 million to our loan portfolio, a 6.7% increase over last year.

The mortgages in our portfolio are predominantly shorter-term loans to borrowers with a generous amount of equity in their homes. In other words, they yield a good return to the bank with significantly reduced credit risk. Last year we modestly increased our allowance for loan losses due to the growth in our loan portfolio. This remains an indication of our cautious attitude.

TOTAL ASSETS (IN MILLIONS)
(AT DECEMBER 31.)

2001



$971.2

2000



$938.7

During the year total assets increased $32.5 million and total deposits increased $26.1 million. Prior to the last two years, we had seen a slight drop off in these numbers, a trend that could only make sense in light of the then booming stock market. Now that the enthusiasm for stock investments has waned, an increasing number of people are looking for a little more liquidity and a safer harbor. That leads them to the banking system and MASSBANK, one of the stronger financial institutions in New England.

In December we completed the construction of a new branch in Chelmsford, replacing an existing lease at an inferior location. The new facility will give us the opportunity to improve service levels and to grow our existing franchise in the lucrative Chelmsford marketplace.

As we continue to lay the groundwork for increased shareholder value, I'm pleased to report that our book value per share was a year-end record high of $36.51. Some of this was due to our share repurchase program, in which we bought back 60,200 shares during the year, all at below book value. I'm pleased to report – as our stockholders are no doubt well aware – that in January of 2002 our Board extended and increased our share repurchase authorization to 214,800 shares, and voted a 3-for-2 stock split in the form of a stock dividend, payable April 19, 2002.

BOOK VALUE PER SHARE
(AT DECEMBER 31,)



2001
$36.51
2000
$34.25

Perhaps the final highlight of the year was the continuation of our extraordinary record of fifteen consecutive years of increases in the annual cash dividends paid to stockholders. As we look back over our fifteen years as a stock institution, I'm delighted to note that our annual cash dividends to our stockholders have increased from $0.165 in 1987 to $1.26 in 2001, a remarkable achievement.

Consistency



"...EXTRAORDINARY RECORD OF FIFTEEN CONSECUTIVE YEARS OF INCREASES IN ANNUAL CASH DIVIDENDS..."

These highlights are evidence of MASSBANK's underlying strengths, but the interest rate environment that prevailed last year proved to be a challenging one for your company. As everyone knows, the Federal Reserve moved aggressively all year to limit the recession by dropping the benchmark Federal Funds rate eleven times. With a significant portion of our assets invested in Federal Funds our interest income was declining at a faster rate than our interest expense. Consequently, our net interest margin declined from 2.76% in 2000 to 2.43% in 2001, and the resulting drop in net interest income from $24.9 million in 2000 to $22.7 million in 2001, tells much of the story.

Annual Dividends Paid Per Share to Stockholders
(Years ended December 31,)


2001
$1.26
2000
$1.185

During the latter half of 2001, the interest rate yield curve steepened considerably. That is to say, short-term rates declined faster than long-term rates, which has created a more favorable environment for financial institutions to lend and invest. Additionally, as I write, the economy is showing signs of firming up. With our financial strength and liquidity we are well positioned to benefit from these favorable events in the months to come.

Despite the decline in net interest income, I'm pleased to report that our net income of $10.8 million was down only $352 thousand from last year, a very modest 3.2% decrease. Securities gains and a decrease in non-interest expense strengthened our financial results. Our diluted earnings per share, in fact, dropped only a penny, from $3.37 in 2000 to $3.36 in 2001. This figure benefited as well from our share repurchase activities, but the final result for our stockholders is this: MASSBANK has come through a challenging year with excellent prospects for the years to come.

I encourage you to read the section of this report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a more detailed presentation of last year's financial results.



"...OUR STRATEGIES FOR GROWTH AND INCREASING SHAREHOLDER VALUE HAVE BEEN PROVEN CORRECT."

FIFTEEN YEARS OF SOUND STRATEGY

Indeed, as I look back over the letters to fellow stockholders that I wrote with my colleague and former Chairman, John Wood, and since 1993 when I began writing to you as Chairman and President, I am proud to say that our principles have never wavered and our strategies for growth and increasing shareholder value have been proven correct. We prevailed and grew stronger through the real estate bubble and subsequent debacle it caused to New England financial institutions through the late 1980s. We remained safe and sound during the recession of the early 1990s. We and our customers benefited from the prosperity of the mid and late 1990s, but when exuberance became irrational towards the end of the bull market, we were, and are still, cautious, conservative and rock solid.

STOCKHOLDERS' EQUITY TO ASSETS RATIO
(AT DECEMBER 31,)


2001
11.83%
2000
11.53%

The values that underlie our strategies are the simple ones. We believe in giving good service, and as a result, we have striven to remain an independent community bank during a period of unprecedented consolidation in the industry. Today, the personal attention and human courtesy our customers receive in our banking offices cannot be matched by our much larger regional competitors. As a member of our community with a well-funded program of charitable giving and dedicated employees who volunteer hundreds of hours annually to various civic causes, we believe that our future and the futures of our eleven communities are inextricably linked.

We have always believed that we must remain a strong, well-capitalized institution. I'm pleased to report that at year-end 2001 our capital to assets ratio is a notable 11.83%. In the short term, this capital position indicates the soundness of our company. In the long term, it means – as it has meant over the past fifteen years – that when the opportunity for growth presents itself, we have the money we need to act decisively and when growth opportunities are not available, we can pursue stock repurchase programs when market conditions are favorable.

Finally, we believe that those who invest in us deserve a secure investment and a rate of return that rewards their loyalty and the risks they take. As we look back to year-end 1986, I believe we can take pride in an annual equivalent return to our stockholders of 14.79% compared to an annual equivalent return from the S & P 500 Index of 13.55%. On a risk-adjusted basis, our results are more impressive. As you can see from the chart, on a statistical basis, there was significantly less risk taken by MASSBANK stockholders. The chart shows that the Beta for MASSBANK stock was 0.52 or approximately half of the Market Index (S &P 500). Beta is a measure used by statisticians to assess risk based upon a security's price volatility.

MASSBANK CORP. VS. S&P 500 INDEX RISK/REWARD ANALYSIS
12/31/86 - 01/31/02


TOTAL ANNUALIZED RETURN
16%
15
14
13
12
0
1
2
BETA

MASSBANK	○ 14.79%	0.52 BETA
S&P 500 Index	□ 13.55%	1.00 BETA

Chart source: Evaluation Associates

For much of the late 1990s, the stock in strong financial institutions like MASSBANK was overlooked by investors caught up in the dot-com and technology bubble. Now that value is again considered relevant, we believe the tide has turned our way. Indeed, in the year 2001 MASSBANK's stock produced an annual total return of 26.78% and has begun the new year trending upward.

Value



"...WE WILL REMAIN FOCUSED ON PERFECTING OUR BRAND OF COMMUNITY BANKING AND ON BUILDING VALUE FOR OUR STOCKHOLDERS."

The last two years have been good to us despite the challenges of the rate environment and the economic uncertainties. We have continued to manage the whole bank, making improvements to our banking offices and our internal systems, building a foundation for future growth. While predicting the future is inherently risky, it seems probable that the Federal Reserve has finished its interest rate cuts for this cycle and that the interest rate curve will remain somewhat more favorable to us as the economy begins to grow. However the outcome, we will remain focused on perfecting our characteristic brand of community banking and on building value for our stockholders.

I close as always with gratitude to our employees, customers and stockholders. After fifteen years as a stock institution, the past is full of achievement and the future looks bright. I also close this letter with sadness at the loss of our colleagues who perished in the attack on the World Trade Center. We conclude this report with a dedication in their memory.

Sincerely,

Gerard H. Brandi

CHAIRMAN OF THE BOARD,

PRESIDENT AND CHIEF EXECUTIVE OFFICER

FEBRUARY 17, 2002

GENERAL

The following discussion should be read in conjunction with the consolidated financial statements and related notes included in this report. Certain amounts reported for prior years have been reclassified to conform to the 2001 presentation.

The financial condition and results of operations of MASSBANK Corp. (the "Company") essentially reflect the operations of its subsidiary, MASSBANK (the "Bank").

The Company's consolidated net income depends largely upon net interest income, which is the difference between interest income from loans and investments ("interest-earning assets") and interest expense on deposits and borrowed funds ("interest-bearing liabilities"). Net interest income is significantly affected by general economic conditions, policies established by regulatory authorities and competition.

The Company's earnings results are also affected by the provision for loan losses; non-interest income, such as fee-based revenues and net securities gains or losses; non-interest expense; and income taxes.

FORWARD-LOOKING STATEMENT DISCLOSURE

This annual report may contain forward-looking information, including information concerning the Company's expectations of future business prospects. These forward-looking statements are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results or performance to be materially different from the results and performance expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning the Company's belief, expectations or intentions concerning the Company's future performance, the financial outlook of the markets it serves and the performance and activities of its competitors. These statements reflect the Company's current views, are based on numerous assumptions and are subject to numerous risks and uncertainties, including unexpected fluctuations in market interest rates, unexpected fluctuations in the markets for equities, bonds, federal funds and other financial instruments, an increase in the level of nonperforming assets, an increase in competitive pricing pressures within the Company's market, adverse legislative or regulatory developments, adverse impacts resulting from the continuing war on terrorism, an increase in medical insurance and other employee-related costs, the impact of inflation, and other factors described in the Company's annual report.

FINANCIAL CONDITION

The Company's total assets amounted to $971.2 million as of December 31, 2001, an increase of $32.5 million or 3.5% from $938.7 million at December 31, 2000. This reflects an increase in the Bank's loan portfolio, net of allowance for loan losses, of $20.8 million or 6.8% and an increase in total investments of $11.5 million or 1.9%.

INVESTMENTS

At December 31, 2001, the Company's investment portfolio, consisting of investment securities (including mortgage-backed securities), short-term investments, term federal funds sold and interest-bearing bank deposits totaled $618.5 million or 63.7% of total assets, compared to $607.1 million or 64.7% of total assets at December 31, 2000. The portfolio included U.S. government and agency obligations primarily maturing within five years, 15-year mortgage-backed securities and equity securities. For further information concerning the composition, maturity and market value of the Bank's investment securities, see Notes 3 and 4 of Notes to Consolidated Financial Statements.

LOANS

The loan portfolio, net of allowance for loan losses, increased $20.8 million or 6.8% year-over-year. At December 31, 2001, the loan portfolio, net of allowance for loan losses, was $328.4 million representing 33.8% of total assets compared to $307.6 million representing 32.8% of total assets at December 31, 2000.

The majority of loans in the portfolio are residential mortgages. Residential mortgage loans amounted to $293.8 million at December 31, 2001, representing 88.7% of the loan portfolio. At year-end 2001, 87.6% and 12.4% of the Company's residential mortgage loans were fixed rate and variable rate loans, respectively. See note 5 of Notes to Consolidated Financial Statements for a table setting forth the composition of the loan portfolio at year-end 2001 and 2000.

Lower interest rates in 2001 resulted in increased loan origination growth for the Bank. In 2001, the Bank originated loans of $103.2 million, an increase of $70.2 million or approximately triple the $33.0 million in loans originated in the year 2000.

Asset Quality

Asset quality remains strong. Non-accrual loans, generally those loans which are 90 days or more delinquent, were $644 thousand and $565 thousand, respectively, at December 31, 2001 and 2000. This represents 0.19% of total loans at December 31, 2001.

The provision for loan losses, which amounted to $60 thousand in 2000, decreased by $20 thousand to $40 thousand in 2001. The Bank received net recoveries of $9 thousand in 2001 versus net charge-offs of $21 thousand the prior year.

The Bank's allowance for loan losses at December 31, 2001 totaled approximately $2.6 million, representing 410% of non-accrual loans and 0.80% of total loans. The Bank believes that its allowance for loan losses is adequate to cover the risks inherent in the loan portfolio under current conditions. The Bank has no real estate acquired through foreclosure at year-end 2001.

Deposits

Deposits have historically been the Bank's primary source of funds for lending and investment activities. Deposit flows vary significantly and are influenced by prevailing interest rates, market conditions, economic conditions and competition. The Bank's management attempts to manage its deposits through selective pricing and marketing. Deposits increased $26.1 million or 3.2% to $849.7 million at December 31, 2001, from $823.6 million at December 31, 2000. This increase was primarily the result of an increase in savings deposits of $49.0 million or 14.6%, partially offset by a decrease in time certificates of deposit of $25.4 million or 6.2%. Other deposits grew by $2.4 this past year. For information concerning deposit balances at year-end 2001 and 2000, their average cost and the maturity distribution and related rate structure of the Bank's time certificates of deposit, see Note 10 of Notes to Consolidated Financial Statements.

Stockholders' Equity

Total stockholders' equity increased $6.7 million to $114.9 million at December 31, 2001, representing a book value per share of $36.51, from $108.2 million representing a book value per share of $34.25 at December 31, 2000. This represents an increase in book value per share of $2.26 or 6.6% year-over-year. The Company's book value per share was positively affected by the increase in the Company's retained earnings and unrealized gains on securities available for sale, net of tax effect. Also contributing to the increase in book value per share was the Company's repurchase of 60,200 shares of its common stock at below book value, during 2001, pursuant to its stock repurchase program.

Results of Operations

Comparison of the Years 2001 and 2000

MASSBANK Corp. reported consolidated net income of $10.8 million or $3.36 in diluted earnings per share in 2001 compared to net income of $11.1 million or $3.37 in diluted earnings per share in 2000. Basic earnings per share for 2001 were $3.44 compared to $3.45 in the prior year. Return on average assets and return on average realized equity were 1.13% and 10.25%, respectively, in 2001, compared to 1.20% and 10.95%, respectively, in 2000.

The decrease in net income in 2001 reflects the continued pressure throughout 2001 on the Company's net interest margin from declining interest rates and the Federal Reserve Bank's multiple interest rate reductions during the year. The Federal Open Market Committee of the Federal Reserve Bank lowered the Federal Funds Rate eleven times in 2001, from 6.50% to 1.75%, bringing the total decline in the targeted rate to 475 basis points for the year. Being asset-sensitive in 2001, MASSBANK was particularly susceptible to the negative effects of a falling interest rate environment. The Company's net interest margin in 2001 dropped to 2.43% from 2.76% in 2000. This drop contributed to lower than anticipated net interest income and reduced earnings per share for the year, despite higher than expected securities gains, effective cost control and loan growth of 6.7% year-over-year. However, the Company anticipates sequential margin expansion in the coming year. The Company expects that due to the current low interest rate environment in the overnight federal funds market, it will invest a greater portion of its funds in higher yielding alternate investments. Although these investments will necessarily bear greater interest rate risk, the Company believes that the incurrence of this additional risk is warranted by the higher margin opportunities available from alternative investments.

Additionally, the Company's earnings per share performance in 2001 was positively affected by the reduced number of average common shares outstanding as a result of the Company's repurchase during 2001 of 60,200 shares of its common stock pursuant to its stock repurchase program.

Net Interest Income

Net interest income on a fully taxable equivalent basis totaled $22.7 million in 2001 compared to $25.0 million in 2000. This decrease was primarily attributable to a decrease in net interest margin, as noted above, partially offset by an increase in average earning assets. Average earning assets increased $32.4 million to $938.1 million in 2001, from $905.7 million in 2000.

The tables on pages 22 and 23 set forth, among other things, the extent to which changes in interest rates and changes in the average balances of interest-earning assets and interest-bearing liabilities have effected interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes due to (1) changes in volume (2) changes in interest rates.

Interest And Dividend Income

Interest and dividend income on a fully taxable equivalent basis totaled $55.2 million for the year ended December 31, 2001, compared to $60.4 million for the year ended December 31, 2000. The yield on average earning assets dropped 79 basis points to 5.88% in 2001 from 6.67% the prior year. The average total earning assets of the Company increased $32.4 million in 2001.

As shown in the rate/volume analysis table on page 23, the decline in yield on average earning assets in 2001 resulted in decreased interest and dividend income of $6.7 million from 2000 levels. Conversely, the total effect of higher average earning assets on interest and dividend income in 2001 was a $1.5 million increase from 2000, resulting in a net decrease in interest and dividend income of $5.2 million from the prior year.

Interest Expense

Total interest expense decreased $3.0 million or 8.5% to $32.4 million for the year ended December 31, 2001 from $35.4 million for the year ended December 31, 2000. This decrease is due to a drop of 45 basis points in the Company's average cost of funds, from 4.32% in 2000 to 3.87% in 2001, resulting primarily from a falling interest rate environment in 2001. The Company's average deposits in 2001 increased $18.0 million to $836.6 million, from $818.6 million in the prior year.

As shown in the rate/volume analysis table on page 23, the effect on total interest expense from changes in interest-bearing deposit rates was a decrease of $3.5 million from 2000 levels. Conversely, the total effect of higher average deposits on interest expense in 2001 was an increase of $0.5 over the prior year, resulting in a net decrease in total interest expense of $3.0 million from 2000.

Provision For Loan Losses

The provision for loan losses represents a charge against current earnings and an addition to the allowance for loan losses. The provision for loan losses in 2001 was $40 thousand compared to $60 thousand in 2000. In determining the amount to provide for loan losses, the key factor is the adequacy of the allowance for loan losses. Management uses a methodology to systematically measure the amount of estimated loan loss exposure inherent in the portfolio for purposes of establishing a sufficient allowance for loan losses. The methodology includes three elements: an analysis of individual loans deemed to be impaired in accordance with the terms of Statement of Financial Accounting Standard No. 114, "Accounting by Creditors for Impairment of a Loan," general loss allocations for various loan types based on loss experience factors, and an unallocated allowance which is maintained based on management's assessment of many factors including the risk characteristics of the portfolio, concentrations of credit, current and anticipated economic conditions that may effect the borrower's ability to pay, and trends in loan delinquencies and charge-offs. At December 31, 2001, the allowance for loan losses was $2.6 million representing 410% of non-accrual loans. Non-accrual loans totaled $644 thousand at December 31, 2001, up from $565 thousand a year earlier. The Bank received $9 thousand in net loan recoveries in 2001 compared to $21 thousand in net charge-offs in 2000.

Non-Interest Income

Non-interest income consists of gains or losses on securities, deposit account service fees and other non-interest income.

Non-interest income increased $0.8 million to $5.8 million for the year ended December 31, 2001, from $5.0 million for the year ended December 31, 2000. The increase is due primarily to an increase in securities gains from $3.5 million in 2000 to $4.4 million in 2001. While the Company's equity securities portfolio has produced increased realized gains in recent years, management does not expect this trend to continue. Management believes that the equity markets will provide more moderate returns in the near future. This will result in lower realized equity securities gains in 2002.

All other non-interest income combined declined modestly compared to the prior year.

Non-Interest Expense

Non-interest expense totaled $11.7 million in 2001, a decrease of $0.8 million or 6.3% compared with $12.5 million in 2000. Most of this expense decline was due to the net litigation expenses of $363 thousand that the Bank incurred in 2000 in connection with its successful litigation to protect its principal trademark and a decrease in salaries and employee benefit expenses. Salaries and employee benefits, the largest component of non-interest expense, decreased $277 thousand or 4.0% to $6.7 million in 2001 from $7.0 million in 2000. Part of this improvement resulted from a decrease of $144 thousand in payments awarded to employees under the Company's profit sharing and incentive compensation bonus plans as a result of the Company not achieving its net income performance objectives in 2001. Also contributing to the lower salaries and employee benefit expenses was an increase of $137 thousand in loan origination related salary expenses being deferred and amortized over the life of the loans. More loan origination expenses were deferred in 2001 than the prior year because of a significant increase in mortgage origination activity in 2001.

Income Tax Expense

The Company recorded income tax expense of $6.0 million in 2001, a decrease of $168 thousand when compared to the prior year. The decrease in income tax expense is primarily due to lower pretax earnings. The Company's effective income tax rate for the year ended December 31, 2001 was 35.87%, up slightly from 35.77% in the prior year.

Results of Operations

Comparison of the Years 2000 and 1999

MASSBANK Corp. reported consolidated net income of $11.1 million or $3.37 in diluted earnings per share in 2000 compared to net income of $11.3 million or $3.25 in diluted earnings per share in 1999. Basic earnings per share for 2000 increased to $3.45 from $3.35 in the prior year. Return on average assets and return on average realized equity were 1.20% and 10.95%, respectively, in 2000, compared to 1.20% and 11.35%, respectively, in 1999.

The Company reported operating net income of $11.3 million or $3.43 in diluted operating earnings per share ($3.51 in basic operating earnings per share) for the year ended December 31, 2000. This compares to operating net income of $11.3 million or $3.25 in diluted operating earnings per share ($3.35 in basic operating earnings per share) earned in 1999. The Company's operating net income for the year ended December 31, 2000 excludes $363,000 of net litigation expenses (pre-tax) or $211,000 (after tax) incurred in connection with MASSBANK's prosecution of a trademark case. The Company was successful in protecting its trademarks against infringement by another financial institution and was granted some compensation for legal fees in the final judgement.

The decrease in net income in 2000 compared to 1999 primarily reflects a decrease in securities gains of $508 thousand, a decrease in net interest income of $119 thousand and a decrease in non-interest income (exclusive of securities gains) of $66 thousand. These were partially offset by a decrease in the provision for loan losses of $80 thousand, a decrease in non-interest expense of $53 thousand and the Company's lower effective income tax rate. Additionally, the earnings per share increase in 2000 was positively effected by the reduced number of average common shares outstanding as a result of the Company's purchase of 191,100 shares of its common stock during 2000 pursuant to its stock repurchase program.

Net Interest Income

Net interest income on a fully taxable equivalent basis totaled $25.0 million for 2000 and $25.1 million for 1999. This decrease was principally attributable to a decrease in average earning assets, partially offset by an improvement in net interest margin. Average earning assets decreased $17.0 million to $905.7 million in 2000, from $922.7 million in 1999. The Company's net interest margin for 2000 was 2.76%, an improvement from 2.72% reported in 1999.

The tables on pages 22 and 23 set forth, among other things, the extent to which changes in interest rates and changes in the average balances of interest-earning assets and interest-bearing liabilities have effected interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes due to (1) changes in volume and (2) changes in interest rates.

Interest and Dividend Income

Interest and dividend income on a fully taxable equivalent basis totaled $60.4 million for the year ended December 31, 2000, compared to $58.3 million for the year ended December 31, 1999. The yield on average earning assets increased to 6.67% in 2000, from 6.32% in the prior year. The average total earning assets of the Company decreased $17.0 million in 2000.

As shown in the rate/volume analysis table on page 23, the improvement in yield on average earning assets resulted in an increase in interest and dividend income in 2000 of $3.1 million over 1999. Conversely, the total effect of lower average earning assets on interest and dividend income in 2000 was a $1.0 million decrease from 1999, resulting in a net increase in total interest and dividend income of $2.1 million over 1999.

Interest Expense

Total interest expense increased $2.2 million or 6.6% to $35.4 million for the year ended December 31, 2000 from $33.2 million for the year ended December 31, 1999. This increase is due to an increase in the Company's average cost of funds from 4.02% in 1999 to 4.32% in 2000, partially offset by the decrease in interest expense resulting from a decrease in the Company's average total deposits, from $826.7 million in 1999 to $818.6 million in 2000.

The Company's higher cost of funds in 2000 was the result of rising market interest rates in 2000.

As shown in the rate/volume analysis table on page 23, the effect on total interest expense from changes in interest-bearing deposit rates was a $2.5 million increase over 1999. Conversely, the total effect of lower average total deposits on interest expense in 2000 was a $0.3 million decrease from 1999, resulting in a net increase in total interest expense of $2.2 million over 1999.

Provision For Loan Losses

The provision for loan losses represents a charge against current earnings and an addition to the allowance for loan losses. The provision for loan losses in 2000 was $60 thousand compared to $140 thousand in 1999. In determining the amount to provide for loan losses, the key factor is the adequacy of the allowance for loan losses. Management uses a methodology to systematically measure the amount of estimated loan loss exposure inherent in the portfolio for purposes of establishing a sufficient allowance for loan losses. The methodology includes three elements: an analysis of individual loans deemed to be impaired in accordance with the terms of SFAS 114, general loss allocations for various loan types based on loss experience factors and an unallocated allowance which is maintained based on management's assessment of many factors including the risk characteristics of the portfolio, concentrations of credit, current and anticipated economic conditions that may effect the borrower's ability to pay, and trends in loan delinquencies and charge-offs. At December 31, 2000, the allowance for loan losses was $2.6 million representing 459% of nonaccrual loans. The Bank's nonaccrual loans totaled $565 thousand at December 31, 2000 down from $857 thousand a year earlier. Net charge-offs also declined to $21 thousand in 2000 from $35 thousand in the prior year. Management believes that the allowance for loan losses as of year-end 2000 is adequate to cover the risks inherent in the loan portfolio under current conditions.

Non-Interest Income

Non-interest income consists of gains or losses on securities, deposit account service fees and other non-interest income.

Non-interest income decreased $0.6 million to $5.0 million for the year ended December 31, 2000, from $5.6 million for the year ended December 31, 1999. This decrease is primarily due to a decrease in securities gains in 2000 compared to 1999.

Net securities gains totaled $3.5 million in 2000 compared to $4.0 million in the prior year. The securities gains are primarily attributable to the favorable performance of the Company's equity securities portfolio which has produced strong returns in recent years. Management does not expect this trend to continue. Management believes that the equity markets, which have corrected in recent months, will provide returns in the future that represent more closely the historical norms.

All other non-interest income combined decreased $66 thousand to less than $1.5 million in 2000, from over $1.5 million in the prior year. This decrease is due to a decrease in deposit account service fees and miscellaneous other non-interest income of $36 thousand and $30 thousand, respectively.

Non-Interest Expense

Non-interest expense totaled $12.5 million for 2000, a decrease of $53 thousand compared with $12.6 million in 1999. The Company's total non-interest expense in 2000 includes net litigation expenses of $363 thousand that the Bank incurred in connection with its trademark case. Excluding these litigation expenses non-interest expense would have decreased $416 thousand or 3.3% to $12.2 million in 2000, from $12.6 million in the prior year.

The decrease of $53 thousand in non-interest expense for the year ended December 31, 2000 is primarily due to a decrease in salaries and employee benefit expenses. Salaries and employee benefits, the largest component of non-interest expense, decreased $436,000 or 5.9% to $7.0 million in 2000 from $7.4 million in 1999. Part of this improvement resulted from the fact that the Bank operated with fewer people in 2000 due in part to the tight labor market in Massachusetts. Offsetting this decrease was an increase of over 100% in professional services expenses, from $481 thousand in 1999 to $959 thousand in 2000, due largely to the aforementioned litigation expenses that the Bank incurred in protecting its trademarks against infringement by another financial institution.

Excluding the aforementioned litigation expenses, the Company's efficiency ratio, which measures how much it costs to generate one dollar of revenue, showed modest improvement in 2000, reaching 40.5% from the previous year's milestone of 40.9%.

Income Tax Expense

The Company recorded income tax expense of $6.2 million in 2000, a decrease of $360 thousand when compared to the prior year. The decrease in income tax expense is due primarily to lower pretax earnings and a reduction in the Company's effective income tax rate. The effective income tax rate for the year ended December 31, 2000 was 35.77%, down from 36.66% in the prior year. The decrease in the Company's effective income tax rate in 2000 is due, in part, to the increased investment income generated by the Bank's two security corporation subsidiaries which are taxed at a lower rate than the Bank for state income tax purposes.

Liquidity and Capital Resources

The Bank must maintain a sufficient level of cash and assets which can readily be converted into cash in order to meet cash outflows from normal depositor requirements and loan demands. The Bank's primary sources of funds are deposits, loan and mortgage-backed securities amortization and prepayments, sales or maturities of investment securities and income on earning assets. In addition to loan payments and maturing investment securities, which are relatively predictable sources of funds, the Bank maintains a high percentage of its assets invested in overnight federal funds sold, which can be immediately converted into cash, and United States Treasury and Government agency securities, which can be sold or pledged to raise funds. At December 31, 2001, the Bank had $204.3 million or 21.0% of total assets and $94.2 million or 9.7% of total assets invested, respectively, in overnight federal funds sold and United States obligations.

The Bank is a Federal Deposit Insurance Corporation insured institution subject to the FDIC regulatory capital requirements. The FDIC regulations require all FDIC insured institutions to maintain minimum levels of Tier I capital. Highly rated banks (i.e., those with a composite rating of 1 under the CAMELS rating system) are required to maintain a minimum leverage ratio of Tier I capital to total average assets of at least 3.00%. An additional 100 to 200 basis points are required for all but these most highly rated institutions. The Bank is also required to maintain a minimum level of risk-based capital. Under the risk-based capital standards, FDIC insured institutions must maintain a Tier I capital to risk-weighted assets ratio of 4.00% and are generally expected to meet a minimum total qualifying capital to risk-weighted assets ratio of 8.00%. The risk-based capital guidelines take into consideration risk factors, as defined by the regulators, associated with various categories of assets, both on and off the balance sheet. Under the guidelines, capital strength is measured in two tiers which are used in conjunction with risk adjusted assets to determine the risk-based capital ratios. Tier II capital components include supplemental capital components such as qualifying allowance for loan losses, qualifying subordinated debt and up to 45 percent of the pretax net unrealized holding gains on certain available for sale equity securities. Tier I capital plus the Tier II capital components are referred to as total qualifying capital.

The capital ratios of the Bank and the Company currently exceed the minimum regulatory requirements. At December 31, 2001, the Bank had a leverage Tier I capital to average assets ratio of 10.93%, a Tier I capital to risk-weighted assets ratio of 29.47% and a total capital to risk-weighted assets ratio of 30.40%. The Company, on a consolidated basis, had ratios of leverage Tier I capital to average assets of 11.40%, Tier I capital to risk-weighted assets of 30.62% and total capital to risk-weighted assets of 31.54% at December 31, 2001.

Asset and Liability Management

The goal of asset/liability management is to ensure that liquidity, capital and market risk are prudently managed. Asset/ liability management is governed by policies reviewed and approved annually by the Bank's Board of Directors (the "Board"). The Board establishes policy limits for long-term interest rate risk assumption and delegates responsibility for monitoring and measuring the Company's exposure to interest rate risk to the Risk Management and Asset/Liability Committee (the"Committee"). The Committee which is comprised of members of the Company's Board of Directors, members of senior management and the Bank's comptroller, generally meets three times a year to review the economic environment and the volume, mix and maturity of the Company's assets and liabilities.

The primary goal of interest-rate risk management is to control the Company's exposure to interest rate risk both within limits approved by the Board and within narrower guidelines approved by the Risk Management and Asset/Liability Committee. These limits and guidelines reflect the Company's tolerance for interest rate risk over both short-term and long-term time horizons. The Company monitors its interest rate exposures using a variety of financial tools. It also produces a GAP analysis quarterly, reflecting the known or assumed maturity, repricing and other cash flow characteristics of the Company's interest-earning assets and interest-bearing liabilities.

Interest rate risk materializes in two forms, market value risk and reinvestment risk.

Financial instruments calling for future cash flows show market value increases or decreases when rates change. Management monitors the potential change in market value of the Company's debt securities assuming an immediate (parallel) shift in interest rates of up to 200 basis points up or down. Results are calculated using industry standard modeling analytics and securities data from The Bloomberg. The Company uses the results to review the potential changes in market value resulting from immediate rate shifts and to manage the effect of market value changes on the Company's capital position.

Reinvestment risk occurs when an asset and the liability funding the asset do not reprice and/or mature at the same time. The difference or mismatch with respect to repricing frequency and/or maturity is a risk to net interest income.

Complicating management's efforts to control the Company's exposure to interest rate risk is the fundamental uncertainty of the maturity, repricing and/or runoff characteristics of a significant portion of the Company's assets and liabilities. This uncertainty often reflects optional features embedded in these financial instruments. The most important optional features are embedded in the Company's deposits, loans and mortgage-backed securities.

For example, many of the Company's interest-bearing deposit products (e.g., savings, money market deposit accounts and NOW accounts) have no contractual maturity. Customers have the right to withdraw funds from these deposit accounts freely. Deposit balances may therefore run off unexpectedly due to changes in competitive or market conditions. In addition, when market interest rates rise, customers with time certificates of deposit ("CDs") often pay a penalty to redeem their CDs and reinvest at higher rates. Given the uncertainties surrounding deposit runoff and repricing, the interest rate sensitivity of the Company's liabilities cannot be determined precisely.

Similarly, customers have the right to prepay loans, particularly residential mortgage loans, usually without penalty. As a result, the Company's mortgage based assets (i.e., mortgage loans and mortgage-backed securities) are subject to prepayment risk. This risk tends to increase when interest rates fall due to the benefits of refinancing. Since the future prepayment behavior of the Company's customers is uncertain, the interest rate sensitivity of mortgage based assets cannot be determined exactly.

Management monitors and adjusts the difference between the Company's interest-earning assets and interest-bearing liabilities repricing within various time frames ("GAP position").

GAP analysis provides a static view of the maturity and repricing characteristics of the Company's balance sheet positions. The interest rate GAP is prepared by scheduling all interest-earning assets and interest-bearing liabilities according to scheduled or anticipated repricing or maturity The GAP analysis identifies the difference between an institution's assets and liabilities that will react to a change in market rates. GAP analysis theory postulates that if the GAP is positive and rates increase, the institution's net interest spread will increase as more assets than liabilities react to the rate change. If the GAP is negative, more liabilities than assets will react to a change in market rates. If rates rise, the institution's net interest spread will fall as more liabilities react to market rates than assets.

In contrast, however, the Company's one-year GAP position while positive as of year end 2001 has been negative in many years past and its net interest spread has moved in the same direction as the change in market rates rather than in the opposite direction as GAP analysis theory postulates. One of the more significant reasons for this is the fact that a GAP presentation does not reflect the degrees to which interest earning assets and deposit costs respond to changes in market interest rates. The rates on all financial instruments do not always move by the same amount as the general change in market rates. In addition, the Company has elected, in recent years, either not to reduce or raise rates or to reduce or raise rates by a modest amount on its savings and transaction-oriented accounts in response to a change in market rates. It should be noted that for the above two reasons, among others, the Company's net interest spread has moved in the same direction as market interest rates in the past and may in the future.

The Company's policy is to limit its one-year GAP position to 20.0% of total assets. This represents an increase from the 15% policy limit of the prior year. The Company has historically managed its interest rate GAP primarily by lengthening or shortening the maturity structure of its securities portfolio, by continually modifying the composition of its securities portfolio and by selectively pricing and marketing its various deposit products.

The following table summarizes the Company's GAP position at December 31, 2001. As of this date, the Company's one-year cumulative GAP position was positive $78.7 million, or approximately 8.1% of total assets. The cumulative GAP-asset ratio measures the direction and extent of imbalance between an institution's assets and liabilities repricing through the end of a particular period.

	INTEREST SENSITIVITY PERIODS					
(IN THOUSANDS)	3 Months or Less	3 to 6 Months	6 Months to 1 Year	1 to 5 Years	Over 5 Years	Total
Interest-earning assets:						
Loans	$ 41,596	$ 14,622	$ 27,831	$182,465	$ 64,503	$331,017
Short-term investments:						
Federal funds sold	204,294	—	—	—	—	204,294
Investment in money market funds	32,088	—	—	—	—	32,088
Interest-bearing deposits in banks	3,019	1,622	630	1,219	—	6,490
Securities available for sale	43,140	24,476	40,336	202,175	62,457	372,584
Trading securities	3,089	—	—	—	—	3,089
Total interest-earning assets	$327,226	$ 40,720	$ 68,797	$385,859	$ 126,960	$949,562
Interest-bearing liabilities:						
Deposits[1][2]	$199,290	$ 77,757	$ 81,016	$ 45,794	$ 418,563	$822,420
Total interest-bearing liabilities	$199,290	$ 77,757	$ 81,016	$ 45,794	$ 418,563	$822,420
GAP for period	$127,936	$ (37,037)	$ (12,219)	$340,065	$(291,603)	$127,142
Cumulative GAP – December 31, 2001	$127,936	$ 90,899	$ 78,680	$418,745	$ 127,142	
Cumulative GAP as a percent of total assets	13.2%	9.4%	8.1%	43.1%	13.1%	
Cumulative GAP – December 31, 2000	$ 49,977	$ 38,876	$ 33,405	$304,438	$ 120,793	

[1] *Excludes non-interest bearing demand accounts of $28,667.*

[2] *Includes escrow deposits of borrowers of $1,403.*

The following table shows the Company's financial instruments that are sensitive to changes in interest rates, categorized by expected maturity, and the instruments' fair values as of December 31, 2001.

	EXPECTED MATURITY DATE AT DECEMBER 31, 2001							
(IN THOUSANDS)	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value at 12/31/01
Interest sensitive assets:								
Fixed rate securities	$ 90,593	$ 65,595	$ 70,567	$43,411	$22,602	$ 62,457	$355,225	$355,225
Average interest rate[1]	6.11%	5.35%	3.29%	3.69%	5.62%	5.38%	5.19%	
Variable rate securities[2]	19,507	—	—	—	—	941	20,448	20,448
Average interest rate[1]	2.28%	—	—	—	—	2.94%	2.31%	
Fixed rate loans	45,031	42,213	38,806	35,144	34,155	64,459	259,808	262,331
Average interest rate	6.66%	6.65%	6.66%	6.65%	6.65%	6.72%	6.67%	
Variable rate loans	20,319	5,387	5,452	5,675	6,034	28,342	71,209	71,601
Average interest rate	4.22%	8.32%	8.01%	7.70%	7.34%	6.19%	6.14%	
Other fixed rate assets[4]	4,222	814	405	—	—	—	5,441	5,441
Average interest rate	4.45%	4.22%	4.40%	—	—	—	4.41%	
Other variable rate assets[3]	237,431	—	—	—	—	—	237,431	237,431
Average interest rate	1.62%	—	—	—	—	—	1.62%	
Total interest sensitive assets	$417,103	$114,009	$115,230	$84,230	$62,791	$156,199	$949,562	$952,477
Interest sensitive liabilities:								
Savings and money market deposit accounts	$ 2,548	$ 2,348	$ 2,172	$ 2,015	$ 1,877	$373,000	$383,960	$383,960
Average interest rate	2.24%	2.26%	2.28%	2.31%	2.33%	2.77%	2.76%	
Fixed rate certificates of deposit	244,724	36,242	5,420	331	600	456	287,773	289,507
Average interest rate	4.15%	4.24%	4.31%	4.48%	4.82%	5.18%	4.17%	
Variable rate certificates of deposit	39,983	33,266	7,948	14,640	—	—	95,837	95,837
Average interest rate	3.03%	2.87%	2.60%	2.60%	—	—	2.88%	
NOW accounts	—	—	—	—	—	53,476	53,476	53,476
Average interest rate	—	—	—	—	—	0.68%	0.68%	
Escrow deposits of borrowers	1,403	—	—	—	—	—	1,403	1,403
Average interest rate	0.25%	—	—	—	—	—	0.25%	
Deposit acquisition premium, net of amortization	(29)	—	—	—	—	—	(29)	—
Total interest sensitive liabilities	$288,629	$ 71,856	$ 15,540	$16,986	$ 2,477	$426,932	$822,420	$824,183

[1] Securities rates presented are on a tax equivalent basis.
[2] Includes equity securities.
[3] Consists of overnight Federal funds sold, money market funds and interest-bearing deposits in banks.
[4] Consists of interest-bearing deposits in banks.

The Company uses certain assumptions to estimate fair values and expected maturities. For interest-sensitive assets, expected maturities are based upon contractual maturity, and projected repayments and prepayments of principal. For interest-sensitive deposit liabilities, maturities are based on contractual maturity and estimated deposit runoff based on the Bank's own historical experience. The actual maturity of the Company's financial instruments could vary significantly from what has been presented in the above table if actual experience differs from the assumptions used.

OTHER MARKET RISKS

The Company's investment securities portfolio includes equity securities with a market value of approximately $16.4 million at December 31, 2001. The net unrealized gains on these securities totaled $1.3 million at year-end 2001. Movements in equity prices may effect the amount of securities gains or losses which the Company realizes from the sale of these securities and thus may have an impact on earnings.

(IN THOUSANDS) YEARS ENDED DECEMBER 31,	2001			2000			1999		
	Average Balance[4]	Interest Income/ Expense	Average Yield/ Rate[4]	Average Balance[4]	Interest Income/ Expense	Average Yield/ Rate[4]	Average Balance[4]	Interest Income/ Expense	Average Yield/ Rate[4]
Assets:									
Earning assets:									
Federal funds sold	$196,041	$ 7,444	3.80%	$135,728	$ 8,595	6.33%	$128,124	$ 6,294	4.91%
Short-term investments[2]	30,215	1,217	4.03	7,646	441	5.77	22,600	1,105	4.89
Investment securities	106,478	5,596	5.26	166,264	9,332	5.61	164,117	8,931	5.44
Mortgage-backed securities	284,932	18,847	6.61	273,464	19,015	6.95	275,361	18,735	6.80
Trading securities	2,984	158	5.29	5,020	310	6.18	10,760	495	4.60
Mortgage loans[1]	281,492	19,631	6.97	280,732	19,670	7.01	292,172	20,516	7.02
Other loans[1]	35,964	2,315	6.44	36,838	3,035	8.24	29,516	2,256	7.64
Total earning assets	938,106	55,208	5.88%	905,692	60,398	6.67%	922,650	58,332	6.32%
Allowance for loan losses	(2,612)			(2,571)			(2,498)		
Total earning assets less allowance for loan losses	935,494			903,121			920,152		
Other assets	20,518			20,450			19,923		
Total assets	$956,012			$923,571			$940,075		
Liabilities:									
Deposits:									
Demand and NOW	$ 80,848	461	0.57%	$ 75,956	488	0.64%	$ 74,933	504	0.67%
Savings	353,622	11,495	3.25	343,079	11,711	3.41	353,851	12,060	3.41
Time certificates of deposit	402,155	20,435	5.08	399,554	23,198	5.81	397,935	20,640	5.19
Total deposits	836,625	32,391	3.87%	818,589	35,397	4.32%	826,719	33,204	4.02%
Other liabilities	6,545			3,310			7,209		
Total liabilities	843,170			821,899			833,928		
Stockholders' Equity:	112,842			101,672			106,147		
Total liabilities and stockholders' equity	$956,012			$923,571			$940,075		
Net interest income (tax-equivalent basis)		22,817			25,001			25,128	
Less adjustment of tax-exempt interest income		91			118			126	
Net interest income		$22,726			$24,883			$25,002	
Interest rate spread			2.01%			2.35%			2.30%
Net interest margin[3]			2.43%			2.76%			2.72%

[1] *Loans on nonaccrual status are included in the average balance.*

[2] *Short-term investments consist of interest-bearing deposits in banks and investments in money market funds.*

[3] *Net interest income (tax equivalent basis) before provision for loan losses divided by average interest-earning assets.*

[4] *Includes the effects of SFAS No.115.*

RATE/VOLUME ANALYSIS

The following table presents, for the years indicated, the changes in interest and dividend income and the changes in interest expense attributable to changes in interest rates and changes in the volume of earning assets and interest-bearing liabilities. A change attributable to both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

(IN THOUSANDS) YEARS ENDED DECEMBER 31,	2001 COMPARED TO 2000 INCREASE (DECREASE) DUE TO			2000 COMPARED TO 1999 INCREASE (DECREASE) DUE TO		
	Volume	Rate	Total	Volume	Rate	Total
Interest and dividend income:						
Federal funds sold	$ 3,015	$(4,166)	$(1,151)	$ 392	$1,909	$2,301
Short-term investments	945	(169)	776	(834)	170	(664)
Investment securities	(3,126)	(583)	(3,709)	116	293	409
Trading securities	(112)	(40)	(152)	(319)	134	(185)
Mortgage-backed securities	779	(947)	(168)	(130)	410	280
Mortgage loans	53	(92)	(39)	(801)	(45)	(846)
Other loans	(70)	(650)	(720)	593	186	779
Total interest and dividend income	1,484	(6,647)	(5,163)	(983)	3,057	2,074
Interest expense:						
Deposits:						
Demand and NOW	30	(57)	(27)	7	(23)	(16)
Savings	353	(569)	(216)	(368)	19	(349)
Time certificates of deposit	150	(2,913)	(2,763)	84	2,474	2,558
Total interest expense	533	(3,539)	(3,006)	(277)	2,470	2,193
Net interest income	$ 951	$(3,108)	$(2,157)	$(706)	$ 587	$ (119)

Impact of Inflation and Changing Prices

MASSBANK Corp.'s financial statements presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time, due to the fact that substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

Recent Accounting Pronouncements

Accounting for Derivative Instruments and Hedging Activities

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These Statements establish comprehensive accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in its balance sheet and measure those instruments at fair market value. Under these Statements, an entity that elects to apply hedge accounting is required to establish at the inception of the hedge the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. The Company adopted these Statements on January 1, 2001. The adoption of these Statements did not have a material effect on the Company's consolidated financial statements.

Goodwill and Other Intangible Assets

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets." SFAS 142 requires that upon adoption of the Statement, any goodwill recorded on an entity's balance sheet would no longer be amortized. This would include existing goodwill (i.e., recorded goodwill at the date the financial statement is issued), as well as goodwill arising subsequent to the effective date of the Statement. Goodwill will not be amortized but will be reviewed for impairment periodically or upon the occurrence of certain triggering events. This Statement is effective for fiscal years beginning after December 15, 2001. The Company adopted the new standard on January 1, 2002. At December 31, 2001, the Company had $1,090,000 of goodwill on its balance sheet that was being amortized at a rate of $99,000 annually.



The Board of Directors and Stockholders
MASSBANK Corp.:

We have audited the accompanying consolidated balance sheets of MASSBANK Corp. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MASSBANK Corp. and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Boston, Massachusetts
January 8, 2002

KPMG LLP

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS EXCEPT SHARE DATA) AT DECEMBER 31,	2001	2000
Assets:		
Cash and due from banks	$ 8,945	$ 9,179
Short-term investments (Note 2)	236,382	112,842
Total cash and cash equivalents	245,327	122,021
Term federal funds sold	—	30,000
Interest-bearing deposits in banks	6,490	1,678
Securities held to maturity, at amortized cost (market value of $230 in 2000) (Note 3)	—	230
Securities available for sale, at market value (amortized cost of $362,076 in 2001 and $432,567 in 2000) (Note 3)	372,584	442,552
Trading securities, at market value (Note 4)	3,089	19,794
Loans (Notes 5, 7 and 11):		
Mortgage loans	296,469	272,951
Other loans	34,548	37,196
Total loans	331,017	310,147
Allowance for loan losses (Note 6)	(2,643)	(2,594)
Net loans	328,374	307,553
Premises and equipment (Note 9)	6,927	3,932
Accrued interest receivable	3,950	5,755
Goodwill	1,090	1,189
Current income tax asset, net	208	284
Other assets	3,129	3,714
Total assets	$971,168	$938,702
Liabilities and Stockholders' Equity:		
Deposits (Notes 10 and 11):		
Demand and NOW	$ 82,143	$ 79,952
Savings	383,960	334,948
Time certificates of deposit	383,610	408,981
Deposit acquisition premium, net of amortization	(29)	(256)
Total deposits	849,684	823,625
Escrow deposits of borrowers	1,403	1,387
Employee stock ownership plan liability (Note 15)	156	312
Deferred income taxes (Note 12)	2,275	2,418
Other liabilities	2,746	2,717
Total liabilities	856,264	830,459
Commitments and contingent liabilities (Notes 8 and 9)	—	—
Stockholders' equity (Notes 12, 14, 15 and 16):		
Preferred stock, par value $1.00 per share; 2,000,000 shares authorized, none issued	—	—
Common stock, par value $1.00 per share; 10,000,000 shares authorized, 7,494,980 and 7,447,982 shares issued, respectively	7,495	7,448
Additional paid-in capital	62,875	61,674
Retained earnings	99,996	93,165
	170,366	162,287
Treasury stock at cost, 4,362,289 and 4,300,489 shares, respectively	(61,749)	(59,704)
Accumulated other comprehensive income (Note 1)	6,443	5,972
Common stock acquired by ESOP (Note 15)	(156)	(312)
Total stockholders' equity	114,904	108,243
Total liabilities and stockholders' equity	$971,168	$938,702

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(IN THOUSANDS EXCEPT SHARE DATA) YEARS ENDED DECEMBER 31,	2001	2000	1999
Interest and dividend income:			
Mortgage loans	$19,631	$19,670	$20,516
Other loans	2,315	3,035	2,256
Securities available for sale:			
Mortgage-backed securities	18,847	19,015	18,735
Other securities	5,502	9,203	8,790
Trading securities	158	310	495
Federal funds sold	7,444	8,595	6,294
Other investments	1,220	452	1,120
Total interest and dividend income	55,117	60,280	58,206
Interest expense:			
Deposits:			
NOW	461	488	504
Savings	11,495	11,711	12,060
Time certificates of deposit	20,435	23,198	20,640
Total interest expense	32,391	35,397	33,204
Net interest income	22,726	24,883	25,002
Provision for loan losses (Note 6)	40	60	140
Net interest income after provision for loan losses	22,686	24,823	24,862
Non-interest income:			
Deposit account service fees	638	688	724
Gains on securities, net	4,363	3,525	4,033
Other	812	775	805
Total non-interest income	5,813	4,988	5,562
Non-interest expense:			
Salaries and employee benefits	6,723	7,000	7,436
Occupancy and equipment	2,056	2,079	2,146
Data processing	494	473	486
Professional services	426	959	481
Advertising and marketing	192	198	198
Amortization of intangibles	327	330	327
Deposit insurance	173	185	114
Other	1,330	1,289	1,378
Total non-interest expense	11,721	12,513	12,566
Income before income taxes	16,778	17,298	17,858
Income tax expense (Note 12)	6,019	6,187	6,547
Net income	$10,759	$11,111	$11,311
Weighted average common shares outstanding:			
Basic	3,123,915	3,220,390	3,374,623
Diluted	3,206,443	3,293,968	3,478,944
Earnings per share (in dollars):			
Basic	$ 3.44	$ 3.45	$ 3.35
Diluted	3.36	3.37	3.25

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS) YEARS ENDED DECEMBER 31,	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 10,759	$ 11,111	$ 11,311
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	892	866	993
Loan interest capitalized	(37)	(46)	(58)
Amortization of ESOP shares committed to be released	151	93	163
Decrease (increase) in accrued interest receivable	1,805	(710)	13
Increase (decrease) in other liabilities	29	(319)	478
Decrease in current income taxes	—	—	(1,015)
Decrease (increase) in current income tax asset, net	76	8	—
Accretion of discounts on securities, net of amortization of premiums	(643)	(847)	(961)
Net trading securities activity	17,389	(13,228)	25,174
Gains on securities available for sale	(4,263)	(3,049)	(3,954)
Gains on trading securities	(100)	(476)	(79)
Decrease in deferred mortgage loan origination fees, net of amortization	(44)	(167)	(3)
Deferred income tax benefit	(195)	(103)	(161)
Decrease (increase) in other assets	1,035	(1,213)	(327)
Provision for loan losses	40	60	140
Gains on sales of real estate acquired through foreclosure	—	(8)	—
Gains on sales of premises and equipment	(4)	—	(2)
Increase (decrease) in escrow deposits of borrowers	16	(90)	39
Net cash provided by (used in) operating activities	26,906	(8,118)	31,751
Cash flows from investing activities:			
Purchases of term federal funds	(10,000)	(50,000)	—
Proceeds from maturities of term federal funds	40,000	20,000	25,000
Net (increase) decrease in interest-bearing bank deposits	(4,812)	2,163	(1,808)
Proceeds from sales of investment securities available for sale	32,819	55,063	72,582
Proceeds from maturities of investment securities held to maturity and available for sale	87,230	56,000	65,800
Purchases of investment securities available for sale	(72,548)	(89,621)	(169,020)
Purchases of mortgage-backed securities	(54,143)	(43,750)	(88,397)
Principal repayments of mortgage-backed securities	81,231	47,002	68,430
Principal repayments of securities held to maturity	—	—	44
Principal repayments of securities available for sale	4	4	124
Loans originated	(103,246)	(32,989)	(82,415)
Loan principal payments received	82,412	48,346	62,254
Loans purchased	—	—	(345)
Purchases of premises and equipment	(3,507)	(288)	(376)
Proceeds from sale of premises and equipment	4	—	2
Proceeds from sale of real estate acquired through foreclosure	—	70	86
Net advances on real estate acquired through foreclosure	—	—	(4)
Net cash provided by (used in) investing activities	75,444	12,000	(48,043)

(Continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Continued)

(IN THOUSANDS) YEARS ENDED DECEMBER 31,	2001	2000	1999
Cash flows from financing activities:			
Net increase (decrease) in deposits	25,832	5,337	(6,202)
Payments to acquire treasury stock	(2,045)	(5,814)	(7,618)
Purchase of company stock for deferred compensation plan	56	366	—
Issuance of common stock under stock option plan	803	415	351
Tax benefit resulting from stock options exercised	238	250	97
Cash dividends paid on common stock	(3,935)	(3,829)	(3,759)
Tax benefit resulting from dividends paid on unallocated shares held by the ESOP	7	10	13
Net cash provided by (used in) financing activities	20,956	(3,265)	(17,118)
Net increase (decrease) in cash and cash equivalents	123,306	617	(33,410)
Cash and cash equivalents at beginning of year	122,021	121,404	154,814
Cash and cash equivalents at end of year	$245,327	$122,021	$121,404
Supplemental cash flow disclosures:			
Cash transactions:			
Cash paid during the year for interest	$35,484	$ 35,382	$ 33,204
Cash paid during the year for taxes, net of refunds	5,898	6,022	7,617
Purchases of securities executed but not settled at beginning of year which settled during the year	60	117	129
Sales of securities executed but not settled at beginning of year which settled during the year	573	202	583
Non-cash transactions:			
SFAS 115:			
Increase (decrease) in stockholders' equity	471	4,006	(9,725)
Increase (decrease) in deferred tax liabilities	52	2,322	(6,401)
Transfers from loans to real estate acquired through foreclosure	—	—	58
Purchases of securities executed but not settled as of year-end	46	60	117
Sales of securities executed but not settled as of year-end	1,009	573	202

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(IN THOUSANDS EXCEPT SHARE DATA) YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Accumulated other comprehensive income	Common stock acquired by ESOP	Total
Balance at December 31, 1998	$7,384	$60,003	$78,308	$(46,272)	$11,691	$(625)	$110,489
Net Income	—	—	11,311	—	—	—	11,311
Other comprehensive loss, net of tax:							
Unrealized (losses) on securities, net of reclassification adjustment (Note 1)	—	—	—	—	(9,725)	—	(9,725)
Comprehensive income	—	—	—	—	—	—	1,586
Cash dividends declared ($1.11 per share)	—	—	(3,759)	—	—	—	(3,759)
Tax benefit resulting from dividends paid on unallocated shares held by the ESOP	—	—	13	—	—	—	13
Net decrease in liability to ESOP	—	—	—	—	—	157	157
Amortization of ESOP shares committed to be released	—	163	—	—	—	—	163
Purchase of treasury stock	—	—	—	(7,618)	—	—	(7,618)
Exercise of stock options and related tax benefits	23	425	—	—	—	—	448
Balance at December 31, 1999	7,407	60,591	85,873	(53,890)	1,966	(468)	101,479
Net Income	—	—	11,111	—	—	—	11,111
Other comprehensive income, net of tax:							
Unrealized gains on securities, net of reclassification adjustment (Note 1)	—	—	—	—	4,006	—	4,006
Comprehensive income	—	—	—	—	—	—	15,117
Cash dividends declared ($1.185 per share)	—	—	(3,829)	—	—	—	(3,829)
Tax benefit resulting from dividends paid on unallocated shares held by the ESOP	—	—	10	—	—	—	10
Net decrease in liability to ESOP	—	—	—	—	—	156	156
Amortization of ESOP shares committed to be released	—	93	—	—	—	—	93
Purchase of treasury stock	—	—	—	(5,448)	—	—	(5,448)
Purchase of company stock for deferred compensation plan	—	366	—	(366)	—	—	—
Exercise of stock options and related tax benefits	41	624	—	—	—	—	665
Balance at December 31, 2000	7,448	61,674	93,165	(59,704)	5,972	(312)	108,243
Net Income	—	—	10,759	—	—	—	10,759
Other comprehensive income, net of tax:							
Unrealized gains on securities, net of reclassification adjustment (Note 1)	—	—	—	—	471	—	471
Comprehensive income	—	—	—	—	—	—	11,230
Cash dividends declared ($1.26 per share)	—	—	(3,935)	—	—	—	(3,935)
Tax benefit resulting from dividends paid on unallocated shares held by the ESOP	—	—	7	—	—	—	7
Net decrease in liability to ESOP	—	—	—	—	—	156	156
Amortization of ESOP shares committed to be released	—	151	—	—	—	—	151
Purchase of treasury stock	—	—	—	(1,989)	—	—	(1,989)
Purchase of company stock for deferred compensation plan	—	56	—	(56)	—	—	—
Exercise of stock options and related tax benefits	47	994	—	—	—	—	1,041
Balance at December 31, 2001	$7,495	$62,875	$99,996	$(61,749)	$ 6,443	$(156)	$114,904

See accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

MASSBANK Corp. (the "Company") is a Delaware chartered holding company whose principal subsidiary is MASSBANK (the "Bank"). The Bank operates fifteen full service banking offices in Reading, Melrose, Stoneham, Wilmington, Medford, Chelmsford, Tewksbury, Westford, Dracut, Lowell and Everett, Massachusetts providing a variety of deposit, lending and trust services. As a Massachusetts chartered savings bank whose deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") and the Depositors Insurance Fund ("DIF"), the activities of the Bank are subject to regulation, supervision and examination by federal and state regulatory authorities, including, but not limited to the FDIC, the Massachusetts Commissioner of Banks and the DIF. In addition, as a bank holding company, the Company is subject to supervision, examination and regulation by the Board of Governors of the Federal Reserve System.

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary MASSBANK and its subsidiaries: Readibank Properties, Inc., Readibank Investment Corporation and Melbank Investment Corporation.

The Company has one reportable operating segment. All significant intercompany balances and transactions have been eliminated in consolidation. The accounting and reporting policies of the Company conform to generally accepted accounting principles and to general practices within the banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and income and expenses for the period. Material estimates that are particularly susceptible to change in the near term relate to the determination of the allowance for loan losses.

Certain amounts in the prior years' consolidated financial statements were reclassified to facilitate comparison with the current fiscal year.

INVESTMENTS IN DEBT AND EQUITY SECURITIES

Under its investment policy, management determines the appropriate classification of securities at the time of purchase. Those debt securities that the Company has the intent and the ability to hold to maturity are classified as securities held to maturity and are carried at amortized historical cost. Those securities held for indefinite periods of time and not intended to be held to maturity are classified as available for sale. Securities held for indefinite periods of time include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in market conditions, interest rates, changes in prepayment risk, the need to increase regulatory capital and other factors. The Company records investment securities available for sale at aggregate market value with the net unrealized holding gains or losses reported, net of tax effect, as a separate component of stockholders' equity until realized. As of December 31, 2001, stockholders' equity included approximately $6.4 million, representing the net unrealized gains on securities available for sale, less applicable income taxes. Investments classified as trading securities are stated at market value with unrealized gains and losses included in earnings.

Income on debt securities is accrued and included in interest and dividend income. The specific identification method is used to determine realized gains or losses on sales of securities available for sale which are also reported in non-interest income under the caption "gains on securities." When a security suffers a loss in value which is considered other than temporary, such loss is recognized by a charge to earnings.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These Statements establish comprehensive accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in its balance sheet and measure those instruments at fair market value. Under these Statements, an entity that elects to apply hedge accounting is required to establish at the inception of the hedge the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. The Company adopted these Statements on January 1, 2001. The adoption of these Statements did not have a material effect on the Company's consolidated financial statements.

LOANS

Loans are reported at the principal amount outstanding, net of unearned fees. Loan origination fees and related direct incremental loan origination costs are offset and the resulting net amount is deferred and amortized over the life of the loan using the level-yield method.

The Bank generally does not accrue interest on loans which are 90 days or more past due. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed from income and all amortization of deferred loan fees is discontinued. Interest received on nonaccrual loans is either applied against principal or reported as income according to management's judgment as to the collectibility of principal. Interest accruals are resumed on such loans only when they are brought current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

Impairment on loans for which it is probable that the creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement are measured on a discounted cash flow method, or at the loan's observable market price, or at the fair value of the collateral if the loan is collateral dependent. However, impairment must be measured based on the fair value of the collateral if it is determined that foreclosure is probable. Impaired loans consist of all nonaccrual commercial loans.

ALLOWANCE FOR LOAN LOSSES

The Company maintains an allowance for probable losses that are inherent in the Company's loan portfolio. The allowance for loan losses is increased by provisions charged to operations based on the estimated loan loss exposure inherent in the portfolio. Management uses a methodology to systematically measure the amount of estimated loan loss exposure inherent in the portfolio for purposes of establishing a sufficient allowance for loan losses. The methodology includes three elements: an analysis of individual loans deemed to be impaired in accordance with the terms of Statement of Financial Accounting Standard No. 114, "Accounting by Creditors for Impairment of a Loan", general loss allocations for various loan types based on loss experience factors and an unallocated allowance which is maintained based on management's assessment of many factors including the risk characteristics of the portfolio, concentrations of credit, current and anticipated economic conditions that may effect the borrower's ability to pay, and trends in loan delinquencies and charge-offs. Realized losses, net of recoveries, are charged directly to the allowance. While management uses the information available in establishing the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ from the assumptions used in making the evaluation. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on judgments different from those of management.

PREMISES AND EQUIPMENT

Land is carried at cost. Premises, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization computed primarily by use of the straight-line method over the estimated useful lives of the related assets or terms of the related leases.

REAL ESTATE ACQUIRED THROUGH FORECLOSURE

Real estate acquired through foreclosure is comprised of foreclosed properties where the Bank has actually received title and loans determined to be substantially repossessed. Real estate loans that are substantially repossessed include only those loans for which the Bank has taken possession of the collateral but has not completed legal foreclosure proceedings. Loan losses arising from the acquisition of such properties are charged against the allowance for loan losses. Real estate acquired through foreclosure is recorded at the lower of the carrying value of the loan or the fair value of the property constructively or actually received, less estimated costs to sell the property following foreclosure. Operating expenses and any subsequent provisions to reduce the carrying value to fair value are charged to current period earnings. Gains or losses upon disposition are reflected in earnings as realized.

STOCK-BASED COMPENSATION

On January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." The Statement establishes financial accounting and reporting standards for stock-based compensation plans. SFAS No. 123 encourages, but does not require, a fair value based method of accounting for stock-based compensation plans. The Statement allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method prescribed by Accounting Principles Board ("APB") Opinion No. 25. For those entities electing to use the intrinsic value based method, SFAS No. 123 requires pro forma disclosures of net income and earnings per share computed as if the fair value based method had been applied. The Company continues to account for stock-based compensation costs under APB Opinion No. 25.

GOODWILL AND OTHER INTANGIBLES

The excess of purchase price over the fair value of net assets of acquired companies is classified and reported as goodwill. For 2001 and prior years, goodwill was being amortized using the straight-line method, over 15 years. The deposit acquisition premium arising from acquisitions was reported net of accumulated amortization. Such premium was being amortized on a straight-line basis over 10 years. Goodwill and other intangible assets were reviewed for possible impairment when it was determined that events or changed circumstances may affect the underlying basis of the asset.

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets." SFAS 142 requires that upon adoption of the Statement, any goodwill recorded on an entity's balance sheet would no longer be amortized. This would include existing goodwill (i.e., recorded goodwill at the date the financial statement is issued), as well as goodwill arising subsequent to the effective date of the Statement. Goodwill will not be amortized but will be reviewed for impairment periodically or upon the occurrence of certain triggering events. This Statement is effective for fiscal years beginning after December 15, 2001. The Company adopted the new standard on January 1, 2002. At December 31, 2001, the Company had $1,090,000 of goodwill on its balance sheet that was being amortized at a rate of $99,000 annually.

PENSION PLAN

The Bank accounts for pension benefits on the net periodic pension cost method for financial reporting purposes. This method recognizes the compensation cost of an employee's pension benefit over that employee's approximate service period. Pension costs are funded in the year of accrual using the aggregate cost method.

EMPLOYEES' STOCK OWNERSHIP PLAN ("ESOP")

The Company recognizes compensation cost equal to the fair value of the ESOP shares committed to be released. Dividends on unallocated ESOP shares are reported as a reduction of accrued interest on the ESOP loan. The Company reports loans from outside lenders to its ESOP as a liability on its balance sheet and reports interest cost on the debt. For earnings per share (EPS) computations, ESOP shares that have been committed to be released are considered outstanding. ESOP shares that have not been committed to be released are not considered outstanding.

EARNINGS PER COMMON SHARE

Basic EPS is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year reduced by the weighted average number of unallocated shares held by the Employee Stock Ownership Plan ("ESOP"). Diluted EPS reflects the effect on the weighted average shares outstanding of the number of additional shares outstanding if dilutive stock options were converted into common stock using the treasury stock method.

The treasury shares acquired in connection with the Company's directors deferred compensation plan are considered outstanding in the computation of earnings per share and book value per share.

A reconciliation of the weighted average shares outstanding for the years ended December 31, 2001, 2000 and 1999 follows:

(IN THOUSANDS) YEARS ENDED DECEMBER 31,	2001	2000	1999
Basic shares	3,124	3,220	3,375
Dilutive impact of stock options	82	74	104
Diluted shares	3,206	3,294	3,479

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

COMPREHENSIVE INCOME

Comprehensive income is defined as "the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources." It includes all changes in equity during a period except those resulting from investments by and distributions to shareholders. The term "comprehensive income" describes the total of all components of comprehensive income including net income.

The Company's other comprehensive income and related tax effect for the years ended December 31, 2001 and 2000 is as follows:

(IN THOUSANDS) YEARS ENDED DECEMBER 31,	2001			2000		
	Before-Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount	Before-Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount
Unrealized gains on securities:						
Unrealized holding gains arising during period	$4,785	$(1,833)	$2,952	$9,377	$(3,613)	$5,764
Less: reclassification adjustment for gains realized in net income	4,262	(1,781)	2,481	3,049	(1,291)	1,758
Net unrealized gains	523	(52)	471	6,328	(2,322)	4,006
Other comprehensive income	$ 523	$ (52)	$ 471	$6,328	$(2,322)	$4,006

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, cash and cash equivalents consist of cash and due from banks, and short-term investments with original maturities of less than 90 days.

As a regulated financial institution, the Bank is required to maintain certain reserve requirements of vault cash and/or deposits with the Federal Reserve Bank of Boston. The amount of this reserve requirement, included in "Cash and Due from Banks," was $5.7 million and $8.7 million at December 31, 2001 and 2000, respectively.

INCOME TAXES

The Bank recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Bank's assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled. The Bank's deferred tax asset is reviewed and adjustments to such asset are recognized as deferred income tax expense or benefit based upon management's judgment relating to the realizability of such asset. Based on the Bank's historical and current pretax earnings, management believes it is more likely than not that the Bank will realize its existing gross deferred tax asset.

2. SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

(IN THOUSANDS) AT DECEMBER 31,	2001	2000
Federal funds sold (overnight)	$204,294	$112,711
Money market funds	32,088	131
Total short-term investments	$236,382	$112,842

The investments above are stated at cost which approximates market value.

3. INVESTMENT SECURITIES

The amortized cost and market value of investment securities follows:

(IN THOUSANDS) AT DECEMBER 31, 2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Securities available for sale:				
Debt securities:				
U.S. Treasury obligations	$ 79,932	$ 1,165	$ (214)	$ 80,883
U.S. Government agency obligations	10,142	115	(4)	10,253
Total	90,074	1,280	(218)	91,136
Mortgage-backed securities:				
Government National Mortgage Association	22,499	1,025	—	23,524
Federal Home Loan Mortgage Corporation	231,603	7,062	(31)	238,634
Federal National Mortgage Association	1,346	38	(1)	1,383
Collateralized mortgage obligations	1,452	38	—	1,490
Total mortgage-backed securities	256,900	8,163	(32)	265,031
Total debt securities	346,974	9,443	(250)	356,167
Equity securities	15,102	3,931	(2,616)	16,417
Total securities available for sale	362,076	$13,374	$(2,866)	$372,584
Net unrealized gains on securities available for sale	10,508			
Total securities available for sale, net	372,584			
Total investment securities, net	$372,584			

The amortized cost and market value of investment securities follows:

(IN THOUSANDS) AT DECEMBER 31, 2000	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Securities held to maturity:				
Other bonds and obligations	$ 230	$ —	$ —	$ 230
Total securities held to maturity	230	—	—	230
Securities available for sale:				
Debt securities:				
U.S. Treasury obligations	125,630	827	(1)	126,456
U.S. Government agency obligations	9,147	—	(14)	9,133
Total	134,777	827	(15)	135,589
Mortgage-backed securities:				
Government National Mortgage Association	30,847	543	(3)	31,387
Federal Home Loan Mortgage Corporation	247,925	3,322	(125)	251,122
Federal National Mortgage Association	2,230	43	(9)	2,264
Collateralized mortgage obligations	2,465	12	(37)	2,440
Total mortgage-backed securities	283,467	3,920	(174)	287,213
Total debt securities	418,244	4,747	(189)	422,802
Equity securities	14,323	7,132	(1,705)	19,750
Total securities available for sale	432,567	$11,879	$(1,894)	$442,552
Net unrealized gains on securities available for sale	9,985			
Total securities available for sale, net	442,552			
Total investment securities, net	$442,782			

During the years ended December 31, 2001, 2000 and 1999, the Company realized gains and losses on sales of securities available for sale as follows:

(IN THOUSANDS) AT DECEMBER 31,	2001		2000		1999	
	Realized		Realized		Realized	
	Gains	Losses	Gains	Losses	Gains	Losses
U.S. Treasury obligations	$ 135	$ —	$ 66	$ (328)	$ 2	$ (576)
Marketable equity securities	5,160	(1,033)	4,130	(819)	5,099	(571)
Total realized gains (losses)	$5,295	$(1,033)	$4,196	$(1,147)	$5,101	$(1,147)

Proceeds from sales of debt securities available for sale during 2001, 2000 and 1999 were $20.6 million, $38.7 million and $48.4 million, respectively. Proceeds from sales of equity securities available for sale during 2001, 2000 and 1999, were $14.2 million, $21.7 million and $24.1 million, respectively.

There were no sales of investment securities held-to-maturity during 2001, 2000 and 1999.

The amortized cost and market value of debt securities held to maturity and debt securities available for sale by contractual maturity are as follows:

(IN THOUSANDS) AT DECEMBER 31,	2001		2000	
	Amortized Cost	Market Value	Amortized Cost	Market Value
Investment securities held to maturity:				
Other bonds and obligations:				
Maturing within 1 year	$ —	$ —	$ 230	$ 230
Total debt securities held to maturity	—	—	230	230
Investment securities available for sale:				
U.S. Treasury obligations:				
Maturing within 1 year	28,993	29,531	81,841	82,036
Maturing after 1 year but within 5 years	50,939	51,352	43,789	44,420
Total	79,932	80,883	125,630	126,456
U.S. Government agency obligations:				
Maturing within 1 year	—	—	9,000	8,989
Maturing after 1 year but within 5 years	10,000	10,115	—	—
Maturing after 15 years	142	138	147	144
Total	10,142	10,253	9,147	9,133
Mortgage-backed securities:				
Maturing within 1 year	159	160	287	283
Maturing after 1 year but within 5 years	1,162	1,216	2,166	2,209
Maturing after 5 years but within 10 years	88,871	92,482	66,188	67,292
Maturing after 10 years but within 15 years	164,731	169,157	211,830	214,467
Maturing after 15 years	1,977	2,016	2,996	2,962
Total	256,900	265,031	283,467	287,213
Total debt securities available for sale	346,974	356,167	418,244	422,802
Net unrealized gains on debt securities available for sale	9,193	—	4,558	—
Total debt securities available for sale, net carrying value	$356,167	$356,167	$422,802	$422,802

Maturities of mortgage-backed securities are based on contractual maturities with scheduled amortization. Actual maturities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

4. Trading Securities

The amortized cost and market values of trading securities are as follows:

(IN THOUSANDS) AT DECEMBER 31,	2001		2000	
	Amortized Cost	Market Value	Amortized Cost	Market Value
U.S. Treasury obligations	$3,087	$3,086	$19,784	$19,791
Investments in mutual funds	2	3	2	3
Total trading securities	$3,089	$3,089	$19,786	$19,794

During the years ended December 31, 2001, 2000 and 1999, the Company realized gains and losses on sales of trading securities as follows:

(IN THOUSANDS) YEARS ENDED DECEMBER 31,	2001		2000		1999	
	Realized		Realized		Realized	
	Gains	Losses	Gains	Losses	Gains	Losses
U.S. Treasury obligations	$ 32	$ —	$ —	$ (1)	$ 4	$(11)
Investments in mutual funds	—	—	—	(33)	—	—
Marketable equity securities	104	(28)	500	(29)	132	(25)
Total realized gains (losses)	$136	$(28)	$500	$(63)	$136	$(36)

Proceeds from sales of trading securities during 2001, 2000 and 1999 were $27.3 million, $10.8 million and $13.8 million, respectively. Unrealized gains or (losses) included in income in 2001, 2000 and 1999 were $(7) thousand, $39 thousand and $(21) thousand, respectively.

5. Loans

The Bank's lending activities are conducted principally in the local communities in which it operates banking offices, and to a lesser extent, in selected areas of Massachusetts and southern New Hampshire.

The Bank offers single family and multi-family residential mortgage loans and a variety of consumer loans. The Bank also offers mortgage loans secured by commercial or investment property such as apartment buildings and commercial or corporate facilities; loans for the construction of residential homes, multi-family properties and for land development; and business loans for other commercial purposes. Most loans granted by the Bank are either collateralized by real estate or guaranteed by federal or local governmental authorities. The ability of single family residential and consumer borrowers to honor their repayment commitments is generally dependent on the level of overall economic activity within the borrowers' geographic areas. The ability of commercial real estate and commercial loan borrowers to honor their repayment commitments is generally dependent on the economic health of the real estate sector in the borrowers' geographic areas and the overall economy.

5. Loans *(continued)*

The composition of the Bank's loan portfolio is summarized as follows:

(IN THOUSANDS) AT DECEMBER 31,	2001	2000
Mortgage loans:		
Residential:		
Conventional:		
Fixed rate	$257,381	$230,323
Variable rate	36,383	39,536
FHA and VA	259	471
Commercial	2,641	3,117
Construction	993	683
Total mortgage loans	297,657	274,130
Premium on loans	51	105
Deferred mortgage loan origination fees	(1,239)	(1,284)
Mortgage loans, net	296,469	272,951
Other loans:		
Consumer:		
Installment	1,178	1,829
Guaranteed education	4,937	6,266
Other secured	873	1,169
Home equity lines of credit	12,271	12,624
Unsecured	201	224
Total consumer loans	19,460	22,112
Commercial	15,088	15,084
Total other loans	34,548	37,196
Total loans	$331,017	$310,147

In the ordinary course of business, the Bank makes loans to its directors, officers and their associates and affiliated companies ("related parties") at substantially the same terms as those prevailing at the time of origination for comparable transactions with unrelated borrowers. An analysis of total related party loans for the year ended December 31, 2001 follows:

(IN THOUSANDS)	
Balance at December 31, 2000	$688
Additions	699
Repayments	(435)
Balance at December 31, 2001	$952

6. Allowance for Loan Losses

An analysis of the activity in the allowance for loan losses is as follows:

(In thousands) Years Ended December 31,	2001	2000	1999
Balance at beginning of year	$2,594	$2,555	$2,450
Provision for loan losses	40	60	140
Recoveries of loans previously charged-off	31	3	41
Total	2,665	2,618	2,631
Charge-offs:			
Mortgage loans	—	—	(62)
Other loans	(22)	(24)	(14)
Balance at end of year	$2,643	$2,594	$2,555

The following table shows the allocation of the allowance for loan losses by category of loans at December 31, 2001, 2000 and 1999.

(In thousands) At December 31,	2001		2000		1999	
	Amount	Percentage of Loans to Total	Amount	Percentage of Loans to Total	Amount	Percentage of Loans to Total
Mortgage loans:						
Residential	$ 960	89%	$1,317	87%	$1,535	88%
Commercial	8	1	9	1	7	1
Consumer loans	256	6	162	7	215	7
Commercial loans	347	4	324	5	301	4
Unallocated	1,072	—	782	—	497	—
Total	$2,643	100%	$2,594	100%	$2,555	100%

An integral component of the Company's risk management process is to ensure the proper allocation of the allowance for loan losses based upon an analysis of risk characteristics, demonstrated losses and other factors. The unallocated component of the allowance for loan losses represents management's view that given the complexities of the loan portfolio, there are probable losses that have been incurred within the portfolio but have not yet been specifically identified. The unallocated portion of the allowance for loan losses is based on management's assessment of many factors including the risk characteristics of the loan portfolio, concentrations of credit, current and anticipated economic conditions that may effect the borrower's ability to pay, and trends in loan delinquencies and charge-offs. The unallocated portion of the allowance for loan losses may change periodically after evaluating factors impacting assumptions utilized in the calculation of the allocated portion of the allowance for loan losses.

7. Non-Performing Assets

The following schedule summarizes non-performing assets at the dates shown:

(In thousands) At December 31,	2001	2000	1999
Total nonaccrual loans	$644	$565	$795
Total real estate acquired through foreclosure	—	—	62
Total non-performing assets	$644	$565	$857
Percent of non-performing loans to total loans	0.19%	0.18%	0.24%
Percent of non-performing assets to total assets	0.07%	0.06%	0.09%

The reduction in interest income associated with nonaccrual loans is as follows:

(In thousands) Years Ended December 31,	2001	2000	1999
Interest income that would have been recorded under original terms	$ 60	$ 48	$ 64
Interest income actually recorded	37	36	51
Reduction in interest income	$ 23	$ 12	$ 13

During 2001, 2000 and 1999 the Company had no impaired loans.

8. Financial Instruments with Off-Balance Sheet Risk

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheet. The contract or notional amounts reflect the extent of involvement the Bank has in particular classes of these instruments. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

(In thousands) At December 31,	Contract or Notional Amount 2001	2000
Financial instruments whose contract amounts represent credit risk:		
Commitments to originate residential mortgage loans	$17,710	$ 1,920
Unadvanced portions of construction loans	457	421
Unused credit lines, including unused portions of equity lines of credit	37,804	30,918

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee by the customer. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if any, is based on management's credit evaluation of the borrower.

At December 31, 2001 the Bank also had commitments to purchase when-issued investment securities in the amount of $12.0 million.

9. Premises and Equipment

A summary of premises and equipment and their estimated useful lives used for depreciation purposes is as follows:

(In thousands) At December 31,	2001	2000	Estimated Useful Life (In Years)
Premises:			
Land	$ 2,215	$ 1,227	—
Buildings	5,714	3,686	25–45
Building and leasehold improvements	2,200	2,078	2-30
Equipment	4,417	4,080	2-10
	14,546	11,071	
Less: accumulated depreciation and amortization	7,619	7,139	
Total premises and equipment, net	$ 6,927	$ 3,932	

The Bank is obligated under a number of noncancelable operating leases for various banking offices. These operating leases expire at various dates through 2006 with options for renewal. Rental expenses for the years ended December 31, 2001, 2000 and 1999 amounted to $391 thousand, $533 thousand and $521 thousand, respectively.

The minimum rental commitments, with initial or remaining terms of one year or more exclusive of operating costs and real estate taxes to be paid by the Bank under these leases, as of December 31, 2001, are as follows:

(In thousands) Years ending December 31,	Payments
2002	$229
2003	109
2004	39
2005	33
2006	27
Total	$437

10. DEPOSITS

Deposits are summarized as follows:

(IN THOUSANDS) AT DECEMBER 31,	2001		2000	
	Amount	Rate	Amount	Rate
Demand and NOW:				
NOW accounts	$ 53,476	0.66%	$ 51,390	0.96%
Demand accounts	28,667	—	28,562	—
Total demand and NOW	82,143	0.43	79,952	0.62
Savings:				
Regular savings and special notice accounts	368,631	2.77	317,926	3.44
Money market accounts	15,329	1.99	17,022	2.99
Total savings	383,960	2.74	334,948	3.42
Time certificates:				
Fixed rate certificates	287,773	4.17	309,245	5.79
Variable rate certificates	95,837	3.05	99,736	7.40
Total time certificates	383,610	3.89	408,981	6.18
Deposit acquisition premium, net of amortization	(29)	—	(256)	—
Total deposits	$849,684	3.03%	$823,625	4.52%

The maturity distribution and related rate structure of the Bank's time certificates at December 31, 2001 follows:

(IN THOUSANDS) AT DECEMBER 31,	2001	
	Amount	Average Interest Rate
Due within 3 months	$ 93,472	4.25%
Due within 3–6 months	86,318	3.74
Due within 6–12 months	104,916	4.05
Due within 1–2 years	69,508	3.67
Due within 2–3 years	13,368	3.38
Due within 3–5 years	15,571	2.86
Thereafter	457	5.18
Total	$383,610	3.89%

At December 31, 2001 and 2000, the Bank had individual time certificates of deposit of $100 thousand or more maturing as follows:

(IN THOUSANDS) AT DECEMBER 31,	2001	2000
Due within 3 months	$20,262	$19,421
Due within 3–6 months	19,736	15,616
Due within 6–12 months	28,339	24,705
Due within 1–2 years	16,525	17,026
Due within 2–3 years	3,487	8,038
Due within 3–5 years	5,948	3,202
Thereafter	—	284
Total	$94,297	$88,292

11. Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires that the Bank disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Bank's financial instruments.

Cash and Due from Banks, Short-Term Investments and Accrued Interest Receivable

The carrying amounts for these financial instruments approximate fair value because of the short-term nature of these financial instruments.

Interest-Bearing Deposits in Banks and Term Federal Funds Sold

The carrying amounts of the interest-bearing deposits in banks and term federal funds sold reported in the balance sheet at December 31, 2001 and 2000 approximate fair value.

Securities

The fair value of investment securities is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers.

Statement 107 specifies that fair values should be calculated based on the value of one unit without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications, or estimated transaction costs.

The carrying amount and estimated fair values of the Company's investment securities are as follows:

(In thousands) At December 31,	2001		2000	
	Carrying Amount	Calculated Fair Value	Carrying Amount	Calculated Fair Value
Securities held to maturity	$ —	$ —	$ 230	$ 230
Securities available for sale	372,584	372,584	442,552	442,552
Trading securities	3,089	3,089	19,794	19,794
Total securities	$375,673	$375,673	$462,576	$462,576

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as residential mortgage, commercial real estate, consumer and commercial.

The fair values of residential and commercial real estate, and certain consumer loans are calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the Bank's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions. For variable rate commercial loans and certain variable rate consumer loans, including home equity lines of credit, carrying value approximates fair value. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information.

The following table presents information for loans:

(In thousands) At December 31,	2001		2000	
	Carrying Amount	Calculated Fair Value	Carrying Amount	Calculated Fair Value
Real estate:				
Residential:				
Variable	$ 36,341	$ 36,551	$ 39,668	$ 40,055
Fixed	257,499	260,031	230,178	229,365
Commercial:				
Variable	2,415	2,446	2,889	2,922
Fixed	214	209	216	208
Consumer	19,460	19,618	22,112	22,208
Commercial	15,088	15,077	15,084	15,073
Total loans	331,017	333,932	310,147	309,831
Allowance for loan losses	(2,643)	—	(2,594)	—
Net loans	$328,374	$333,932	$307,553	$309,831

DEPOSITS

Under Statement 107, the fair value of deposits with no stated maturity, such as demand deposits, NOW accounts, regular savings and special notice accounts, and money market accounts, is equal to the amount payable on demand as of December 31, 2001 and 2000. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

(IN THOUSANDS) AT DECEMBER 31,	2001		2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Demand accounts	$ 28,667	$ 28,667	$ 28,562	$ 28,562
NOW accounts	53,476	53,476	51,390	51,390
Regular savings and special notice accounts	368,631	368,631	317,926	317,926
Money market accounts	15,329	15,329	17,022	17,022
Time certificates	383,610	385,344	408,981	409,671
Deposit acquisition premium, net of amortization	(29)	—	(256)	—
Total deposits	849,684	851,447	823,625	824,571
Escrow deposits of borrowers	1,403	1,403	1,387	1,387
Total	$851,087	$852,850	$825,012	$825,958

The fair value estimates and the carrying amounts above do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

COMMITMENTS TO EXTEND CREDIT

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The Bank estimates the fair value of the cost to terminate commitments to advance funds on construction loans and for residential mortgage loans in the pipeline at December 31, 2001 and 2000 to be immaterial. Unused credit lines, including unused portions of equity lines of credit, are at floating interest rates and therefore there is no fair value adjustment.

LIMITATIONS

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular financial instrument. Because no active market exists for a portion of the Bank's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, the Bank has a trust department that contributes fee income annually. The trust department is not considered a financial instrument, and its value has not been incorporated into the fair value estimates. Other significant assets and liabilities that are not considered financial assets or liabilities include deferred tax liabilities, premises and equipment and goodwill. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

12. INCOME TAXES

Income tax expense (benefit) was allocated as follows:

(IN THOUSANDS) YEARS ENDED DECEMBER 31,	2001	2000	1999
Current income tax expense:			
Federal	$5,891	$5,934	$6,134
State	367	356	574
Total current tax expense	6,258	6,290	6,708
Deferred income tax benefit:			
Federal	(181)	(79)	(121)
State	(58)	(24)	(40)
Total deferred tax benefit	(239)	(103)	(161)
Total income tax expense	$6,019	$6,187	$6,547

Income tax expense attributable to income from operations for the years ended December 31, differed from the amounts computed by applying the federal income tax rate of 35 percent as a result of the following:

(IN THOUSANDS) YEARS ENDED DECEMBER 31,	2001	2000	1999
Computed "expected" income tax expense at statutory rate	$5,872	$6,054	$6,250
Increase (reduction) in income taxes resulting from:			
State and local income taxes, net of federal benefit	201	216	347
Dividends received deduction	(59)	(75)	(79)
Other	5	(8)	29
Income tax expense	$6,019	$6,187	$6,547
Effective income tax rate	35.87%	35.77%	36.66%

12. INCOME TAXES *(continued)*

At December 31, 2001 and 2000, the Bank had gross deferred tax assets and gross deferred tax liabilities as follows:

(IN THOUSANDS) YEARS ENDED DECEMBER 31,	2001	2000
Deferred tax assets:		
Loan losses	$ 879	$ 740
Deferred loan fees, net	58	9
Deferred compensation and pension cost	508	512
Depreciation	27	2
Purchase accounting	431	411
Other	38	31
Gross deferred tax asset	1,941	1,705
Deferred tax liabilities:		
Valuation of securities	4,065	4,013
Other unrealized securities gains	106	109
Other	45	1
Gross deferred tax liability	4,216	4,123
Net deferred tax liability	$2,275	$2,418

Based on the Company's historical and current pretax earnings, management believes it is more likely than not that the Company will realize the gross deferred tax asset existing at December 31, 2001. The primary sources of recovery of the gross federal deferred tax asset are federal income taxes paid in 2001, 2000 and 1999 that are available for carryback and the expectation that the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable income. Since there is no carryback provision for state income tax purposes, management believes the existing net deductible temporary differences which give rise to the gross deferred state income tax asset will reverse during periods in which the Company generates net taxable income. There can be no assurance, however, that the Company will generate any earnings or any specific level of continuing earnings.

As a result of the Tax Reform Act of 1996, the special tax bad debt provisions were amended to eliminate the reserve method. However, the tax effect of the pre-1988 bad debt reserve amount of approximately $7.3 million remains subject to recapture in the event that the Bank pays dividends in excess of its reserves and profits.

13. EARNINGS PER SHARE

The following is a calculation of earnings per share for the years indicated:

YEARS ENDED DECEMBER 31,	2001		2000		1999	
(IN THOUSANDS EXCEPT SHARE DATA)	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income	$10,759	$10,759	$11,111	$11,111	$11,311	$11,311
Average shares outstanding	3,140,020	3,140,020	3,245,299	3,245,299	3,408,280	3,408,280
Dilutive stock options	—	82,528	—	73,578	—	104,321
Unallocated Employee Stock Ownership Plan ("ESOP") shares not committed to be released	(16,105)	(16,105)	(24,909)	(24,909)	(33,657)	(33,657)
Weighted average shares outstanding	3,123 915	3,206,443	3,220,390	3,293,968	3,374,623	3,478,944
Earnings per share (in dollars)	$ 3.44	$ 3.36	$ 3.45	$ 3.37	$ 3.35	$ 3.25

14. STOCKHOLDERS' EQUITY

The Company may not declare or pay cash dividends on its shares of common stock if the effect thereof would cause its stockholders' equity to be reduced below or to otherwise violate legal or regulatory requirements. Substantially all of the Company's retained earnings are unrestricted at December 31, 2001.

The Bank is a Federal Deposit Insurance Corporation insured institution subject to the FDIC regulatory capital requirements. The FDIC regulations require all FDIC insured institutions to maintain minimum levels of Tier I capital. Highly rated banks (i.e., those with a composite rating of 1 under the CAMELS rating system) are required to maintain a minimum leverage ratio of Tier I capital to total average assets of at least 3.00%. An additional 100 to 200 basis points are required for all but these most highly rated institutions. The Bank is also required to maintain a minimum level of risk-based capital. Under the new risk-based capital standards, FDIC insured institutions must maintain a Tier I capital to risk-weighted assets ratio of 4.00% and are generally expected to meet a minimum total qualifying capital to risk-weighted assets ratio of 8.00%. The new risk-based capital guidelines take into consideration risk factors, as defined by the regulators, associated with various categories of assets, both on and off the balance sheet. Under the guidelines, capital strength is measured in two tiers which are used in conjunction with risk adjusted assets to determine the risk-based capital ratios. Tier II capital components include supplemental capital components such as qualifying allowance for loan losses, qualifying subordinated debt and up to 45 percent of the pretax net unrealized holding gains on certain available for sale equity securities. Tier I capital plus the Tier II capital components are referred to as total qualifying capital.

The capital ratios of the Company and its principal subsidiary "MASSBANK" set forth below currently exceed the minimum ratios for "well capitalized" banks as defined by federal regulators.

(IN THOUSANDS) AT DECEMBER 31, 2001	ACTUAL		FOR CAPITAL ADEQUACY PURPOSES		TO BE WELL CAPITALIZED[1]	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier I Capital (to Average Assets):						
MASSBANK Corp. (consolidated)	$107,342	11.40%	$28,251	3.00%	N/A	—
MASSBANK (the "Bank")	103,158	10.93	28,328	3.00	$47,213	5.00%
Tier I Capital (to Risk-Weighted Assets):						
MASSBANK Corp. (consolidated)	107,342	30.62	14,025	4.00	N/A	—
MASSBANK (the "Bank")	103,158	29.47	14,001	4.00	21,001	6.00
Total Capital (to Risk-Weighted Assets):						
MASSBANK Corp. (consolidated)	110,757	31.54	28,049	8.00	N/A	—
MASSBANK (the "Bank")	106,393	30.40	28,002	8.00	35,002	10.00

[1] *This column presents the minimum amounts and ratios that a financial institution must have to be categorized as well capitalized.*

(IN THOUSANDS) AT DECEMBER 31, 2000	ACTUAL		FOR CAPITAL ADEQUACY PURPOSES		TO BE WELL CAPITALIZED[1]	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier I Capital (to Average Assets):						
MASSBANK Corp. (consolidated)	$100,826	10.94%	$27,639	3.00%	N/A	—
MASSBANK (the "Bank")	100,295	10.89	27,639	3.00	$46,065	5.00%
Tier I Capital (to Risk-Weighted Assets):						
MASSBANK Corp. (consolidated)	100,826	34.30	11,757	4.00	N/A	—
MASSBANK (the "Bank")	100,295	34.14	11,750	4.00	17,625	6.00
Total Capital (to Risk-Weighted Assets):						
MASSBANK Corp. (consolidated)	105,862	36.02	23,515	8.00	N/A	—
MASSBANK (the "Bank")	105,331	35.86	23,500	8.00	29,376	10.00

[1] *This column presents the minimum amounts and ratios that a financial institution must have to be categorized as well capitalized.*

15. Employee Benefits

Pension Plan

The Bank sponsors a noncontributory defined benefit pension plan that covers all employees who meet specified age and length of service requirements, which is administered by the Savings Banks Employees Retirement Association ("SBERA"). The plan provides for benefits to be paid to eligible employees at retirement based primarily upon their years of service with the Bank and compensation levels near retirement. Contributions to the plan reflect benefits attributed to employees' service to date, as well as services expected to be earned in the future. Pension plan assets consist principally of government and agency securities, equity securities (primarily common stocks) and short-term investments.

The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated financial statements for the plan years ended October 31, 2001, 2000, and 1999, the plan's latest valuation dates:

(In thousands) Years ended December 31,	2001	2000	1999
Actuarial present value of vested benefits	$5,700	$4,787	$4,690
Total accumulated benefit obligation	5,730	4,811	4,724
Change in benefit obligation:			
Projected benefit obligation at beginning of year	$6,432	$5,906	$5,788
Service cost	375	386	440
Interest cost	499	458	375
Actuarial loss (gain)	(130)	95	(463)
Benefits paid	(167)	(413)	(234)
Projected benefit obligation at end of year	$7,009	$6,432	$5,906
Change in plan assets:			
Fair value of plan assets at beginning of year	$7,785	$7,175	$6,243
Actual return on plan assets	(843)	1,023	1,166
Employer contribution	29	—	—
Benefits paid	(167)	(413)	(234)
Fair value of plan assets at end of year	$6,804	$7,785	$7,175
(Deficiency) excess of plan assets over projected benefit obligation	$ (205)	$1,353	$1,269

Certain changes in the items shown are not recognized as they occur, but are amortized systematically over subsequent periods. Unrecognized amounts to be amortized and the amounts included in the consolidated balance sheets are shown below:

	2001	2000	1999
Unrecognized net actuarial gain	$ 85	$1,654	$1,535
Transition asset	126	148	169
Accrued benefit cost	(416)	(449)	(435)
(Deficiency) excess of plan assets over projected benefit obligation	$ (205)	$1,353	$1,269

Assumptions used in determining the actuarial present value of the projected benefit obligation were as follows:

	2001	2000	1999
Discount rate	7.00%	7.75%	7.75%
Rate of compensation increase	4.50%	5.00%	4.50%
Assumptions used to develop the net periodic benefit cost data were:			
Discount rate	7.75%	7.75%	6.75%
Expected return on plan assets	7.75%	8.00%	8.00%
Rate of compensation increase	5.00%	4.50%	4.00%
Components of net periodic pension (benefit) expense:			
Service cost	$ 375	$ 386	$ 440
Interest cost	498	458	375
Expected return on plan assets	(603)	(574)	(499)
Transition obligation	(21)	(21)	(21)
Recognized net actuarial gain	(253)	(236)	(82)
Net periodic pension (benefit) expense	$ (4)	$ 13	$ 213

PROFIT SHARING AND INCENTIVE COMPENSATION BONUS PLANS

The Bank's Profit Sharing and Incentive Compensation Bonus Plans provide for payments to employees under certain circumstances based upon a year-end measurement of the Company's net income and attainment of individual goals and objectives by certain key officers. Payments of $158 thousand, $302 thousand and $426 thousand were awarded under the plans in 2001, 2000 and 1999, respectively.

EMPLOYEE STOCK OWNERSHIP PLAN

The Bank has an Employees' Stock Ownership Plan ("ESOP") for the benefit of each employee who has completed at least 1,000 hours of service with the Company in the previous twelve months. Under the plan, the ESOP has borrowed funds from a third party bank to invest in the Company's common stock. As this obligation will be liquidated primarily through future contributions to the ESOP by the Bank, the obligation is reflected as a liability of the Company and a reduction of stockholders' equity on the consolidated balance sheet. As of December 31, 2001 and 2000, such outstanding liabilities totaled $156 thousand and $312 thousand, respectively.

Shares of the Company's common stock purchased with the loan proceeds are held in a suspense account. As the loan is repaid, a proportionate number of shares are released for allocation to plan participants. The shares are allocated to plan participants annually, on a pro rata basis, based on compensation.

The ESOP acquired unallocated shares in 1986 when the plan was first established and more recently in 1993. At December 31, 2001, the ESOP held 8,800 unallocated shares and 139,378 shares which have been allocated to participants. The fair value of the unallocated shares at December 31, 2001 was approximately $315 thousand.

Dividends on unallocated shares are used to offset a portion of the interest paid on the ESOP loan. Dividends on allocated shares held by the ESOP are allocated to plan participants proportionately based on the number of shares in the participant's allocated account.

Total compensation and interest expense applicable to the ESOP amounted to $328 thousand, $289 thousand and $366 thousand for the years ended December 31, 2001, 2000 and 1999, respectively.

EMPLOYEE AGREEMENTS

The Bank has entered into employment agreements with certain executive officers which provide that the officer will receive a minimum amount of annual compensation from the Bank for a specified period. The agreements also provide for the continued payment of compensation to the officer for a specified period after termination under certain circumstances, including if the officer's termination follows a "change of control," generally defined to mean a person or group attaining ownership of 25% or more of the shares of the Company.

EXECUTIVE SUPPLEMENTAL RETIREMENT AGREEMENTS

The Bank maintains executive supplemental retirement agreements for certain executive officers. These agreements provide retirement benefits designed to supplement benefits available through the Bank's retirement plan for employees. Total expenses for benefits payable under the agreements amounted to $82 thousand, $173 thousand and $139 thousand in 2001, 2000 and 1999, respectively.

DIRECTORS DEFERRED COMPENSATION PLAN

In 1988, the Company established a deferred compensation plan for its directors. The plan allows the Company's directors to defer receipt of all or a portion of their compensation until the earlier of: (1) their attaining the age of 72, or (2) their termination as a director of the Company. In 2000, the plan was amended to allow the directors compensation to be invested in Company stock held in an irrevocable trust. At December 31, 2001 the trust held 14,800 shares of MASSBANK Corp. stock that the Company has classified as treasury stock. The treasury shares are considered outstanding in the computation of earnings per share and book value per share.

STOCK OPTION PLAN

Effective May 28, 1986, the Board of Directors of the Bank adopted a stock option plan for the benefit of its officers and other employees. In January, 1991, the plan was amended to authorize the grant of options to non-employee Directors of the Company. All but 5 of the 690,000 shares reserved for issuance under the plan were issued. On April 19, 1994, shareholders approved and the Bank adopted the Company's 1994 Stock Incentive Plan. The total number of shares of common stock that can be issued under this plan is 360,000 shares. Both incentive stock options and non-qualified stock options may be granted under the plans. As of December 31, 2001, there were 126,510.7 non-qualified stock options and 190,590.0 incentive stock options granted and outstanding to purchase shares under the plans. The maximum option term is ten years. Further stock options may be granted pursuant to the 1994 Stock Incentive Plan and will generally have an exercise price equal to, or in excess of, the fair market value of a share of common stock of the Company on the date the option is granted.

A summary of the status of the Company's fixed stock option plan as of December 31, 2001, 2000 and 1999, and changes during the years ended on those dates is presented below:

YEARS ENDED DECEMBER 31,	2001		2000		1999	
FIXED OPTIONS	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price
Outstanding at beginning of year	346,350.7	$24.31	363,317.3	$22.74	347,917.3	$20.62
Granted	21,750	31.00	36,000	28.50	40,000	37.50
Exercised	(46,998)	17.09	(40,550)	10.24	(23,100)	15.17
Forfeited	(4,002)	40.87	(12,416.6)	36.54	(1,500)	40.88
Outstanding at end of year	317,100.7	$25.63	346,350.7	$24.31	363,317.3	$22.74
Options exercisable at year-end	317,100.7		346,350.7		363,317.3	

The following table summarizes information about fixed stock options outstanding and exercisable at December 31, 2001:

AT DECEMBER 31, 2001	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	Number Outstanding	Weighted Avg. Remaining Contractual Life	Weighted Avg. Exercise Price	Number Exercisable	Weighted Avg. Exercise Price
$10.75 to $16.88	70,016.7	1.1 years	$15.83	70,016.7	$15.83
17.25 to 23.25	93,084	3.0 years	19.19	93,084	19.19
24.56 to 31.00	92,250	6.8 years	29.50	92,250	29.50
37.50 to 44.25	61,750	6.5 years	40.67	61,750	40.67
$10.75 to $44.25	317,100.7	4.4 years	$25.63	317,100.7	$25.63

As discussed in Note 1, the Company has adopted SFAS No. 123 but continues to account for its stock option plan using the intrinsic value based method prescribed by APB Opinion No. 25. Accordingly, no compensation cost for this plan has been recognized in the Consolidated Statements of Income for 2001

In determining the pro forma disclosures required by SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following table presents pro forma net income and earnings per share assuming the stock option plan was accounted for using the fair value method prescribed by SFAS No. 123, the weighted average assumptions used and the grant date fair value of options granted in 2001, 2000 and 1999:

(IN THOUSANDS EXCEPT PER SHARE DATA) YEARS ENDED DECEMBER 31,		2001	2000	1999
Net income	As reported	$10,759	$11,111	$11,311
	Pro forma	10,669	10,967	11,095
Basic earnings per share	As reported	$ 3.44	$ 3.45	$ 3.35
	Pro forma	3.42	3.41	3.29
Diluted earnings per share	As reported	$ 3.36	$ 3.37	$ 3.25
	Pro forma	3.33	3.33	3.19
Weighted average fair value		$ 6.98	$ 6.69	$ 9.01
Expected life		7.4 years	7.4 years	7.3 years
Risk-free interest rate		4.66%	6.70%	4.80%
Expected volatility		22.5%	22.7%	23.0%
Expected dividend yield		3.1%	4.1%	2.9%

16. Shareholder Rights Plan

On January 18, 2000, the Board of Directors adopted a new Shareholder Rights Plan to replace the Company Plan that expired on January 16, 2000. In connection with the adoption of the new Shareholder Rights Plan, the Board of Directors authorized the issuance of one preferred stock purchase right for each share of common stock of the Company outstanding as of January 19, 2000. Under the Plan, the Rights automatically become part of and trade with the Company's shares of common stock. Although the Rights are not exercisable initially, they become exercisable if a person becomes an "acquiring person" by acquiring 11% or more of the Company's common stock or if a person commences a tender offer that could result in that person owning 11% or more of the common stock of MASSBANK Corp. In the event that a person becomes an "acquiring person," each holder of a Right (other than the acquiring person) would be entitled to acquire such number of shares of preferred stock which are equivalent to MASSBANK common stock having a value of twice the exercise price of the Right. The exercise price of a Right initially shall be $136.00 per one one-thousandth of a share of the Company's preferred stock. If MASSBANK Corp. is acquired in a merger or other business combination transaction after any such event, each holder of a Right would be entitled to purchase, at the then-current exercise price, shares of the acquiring company's common stock having a value of twice the exercise price of the Right. The Rights will expire on January 19, 2010, but may be redeemed at the option of the Board of Directors for $0.01 per Right at any time prior to the time at which any person becomes an acquiring person or until the expiration date of the Shareholder Rights Plan.

17. Parent Company Financial Statements

The following are the condensed financial statements for MASSBANK Corp. (the "Parent Company") only:

Balance Sheets

(In thousands except share data) At December 31,	2001	2000
Assets:		
Cash	$ 10	$ —
Interest-bearing deposits in banks	4,264	553
Investment in subsidiaries	110,876	108,024
Due from subsidiaries	—	84
Other assets	212	190
Total assets	$115,362	$108,851
Liabilities:		
Employee stock ownership plan liability (Note 15)	$ 156	$ 312
Due to subsidiaries	288	—
Other liabilities	14	296
Total liabilities	458	608
Stockholders' Equity (Notes 12, 14, 15 and 16):		
Preferred stock, par value $1.00 per share; 2,000,000 shares authorized, none issued		—
Common stock, par value $1.00 per share; 10,000,000 shares authorized, 7,494,980 and 7,447,982 shares issued, respectively	7,495	7,448
Additional paid-in capital	62,875	61,674
Retained earnings	99,996	93,165
	170,366	162,287
Treasury stock at cost, 4,362,289 and 4,300,489 shares, respectively	(61,749)	(59,704)
Accumulated other comprehensive income (Note 1)	6,443	5,972
Common stock acquired by ESOP (Note 15)	(156)	(312)
Total stockholders' equity	114,904	108,243
Total liabilities and stockholders' equity	$115,362	$108,851

17. Parent Company Financial Statements (continued)

Statements of Income

(In thousands) Years ended December 31,	2001	2000	1999
Income:			
Dividends received from subsidiaries	$ 8,800	$ 8,800	$ 9,200
Interest and dividend income	41	23	23
Total interest and dividend income	8,841	8,823	9,223
Non-interest expense	123	115	92
Income before income taxes	8,718	8,708	9,131
Income tax benefit	16	23	53
Income before equity in undistributed earnings of subsidiaries	8,734	8,731	9,184
Equity in undistributed earnings of subsidiaries	2,025	2,380	2,127
Net income	$10,759	$11,111	$11,311

The Parent Company only Statements of Changes in Stockholders' Equity are identical to the consolidated statements and therefore are not presented here.

Statements of Cash Flows

(In thousands) Years ended December 31,	2001	2000	1999
Cash flows from operating activities:			
Net income	$10,759	$11,111	$11,311
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiaries	(2,025)	(2,380)	(2,127)
Increase in current income tax asset, net	(17)	(116)	(17)
Increase in deferred income tax asset, net	(5)	(4)	—
(Decrease) increase in other liabilities	(282)	(25)	288
Decrease (increase) in amount due from subsidiaries	84	20	(59)
Increase in amount due to subsidiaries	288	—	—
Net cash provided by operating activities	8,802	8,606	9,396
Cash flow from financing activities:			
Payments to acquire treasury stock	(2,045)	(5,814)	(7,618)
Purchase of company stock for deferred compensation plan	56	366	—
Issuance of common stock under stock option plan	803	415	351
Tax benefit resulting from stock options exercised	33	91	—
Dividends paid on common stock	(3,935)	(3,829)	(3,759)
Tax benefit resulting from dividends paid on unallocated shares held by the ESOP	7	10	13
Net cash used in financing activities	(5,081)	(8,761)	(11,013)
Net increase (decrease) in cash and cash equivalents	3,721	(155)	(1,617)
Cash and cash equivalents at beginning of year	553	708	2,325
Cash and cash equivalents at end of year	$ 4,274	$ 553	$ 708

During the years ended December 31, 2001, 2000 and 1999, the Company made cash payments for income taxes of $24 thousand, $44 thousand and $16 thousand, respectively, and no payments for interest.

In addition, the Company made cash payments to the state of Delaware for franchise taxes in the amount of $37 thousand, $31 thousand and $38 thousand during the years ended December 31, 2001, 2000 and 1999, respectively.

18. FIFTEEN-YEAR STATISTICAL SUMMARY (UNAUDITED)

(IN THOUSANDS EXCEPT PER SHARE DATA) YEARS ENDED DECEMBER 31,	2001	2000	1999	1998	1997	1996	1995	1994
Net income	$10,759	$11,111	$11,311	$10,914	$10,167	$9,427	$8,759	$8,185
Diluted earnings per share	3.36	3.37	3.25	2.97	2.77	2.58	2.34	2.13
Cash dividends paid per share	1.26	1.18 1/2	1.11	1.02	0.88 1/2	0.69	0.54 3/4	0.45
Book value per share, at year end	36.51	34.25	30.65	31.58	29.06	25.75	24.84	20.09
Return on average assets	1.13%	1.20%	1.20%	1.17%	1.12%	1.08%	1.04%	0.96%
Return on average realized equity[1]	10.25%	10.95%	11.35%	11.08%	11.11%	11.01%	10.81%	10.62%

[1] *Excludes average net unrealized gains or losses on securities available for sale.*

(IN THOUSANDS EXCEPT PER SHARE DATA) YEARS ENDED DECEMBER 31,	1993	1992	1991	1990	1989	1988	1987
Net income	$6,695	$4,677	$2,250	$ 725	$2,668	$4,917	$5,521
Diluted earnings per share	1.67	1.19	0.59	0.17	0.50	0.86	0.86
Cash dividends paid per share	0.34	0.26 1/2	0.22 3/4	0.22	0.21	0.19	0.16 1/2
Book value per share, at year end	20.46	18.37	17.54	16.20	15.16	14.21	13.24
Return on average assets	0.79%	0.61%	0.60%	0.23%	0.86%	1.56%	1.69%
Return on average realized equity[1]	8.98%	6.79%	3.39%	1.03%	3.38%	6.20%	6.79%

[1] *Excludes average net unrealized gains or losses on securities available for sale.*

19. QUARTERLY DATA (UNAUDITED)

YEARS ENDED DECEMBER 31,	2001				2000			
(IN THOUSANDS EXCEPT PER SHARE DATA)	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Interest and dividend income	$12,602	$13,517	$14,105	$14,893	$15,429	$15,226	$14,915	$14,710
Interest expense	6,939	8,064	8,476	8,912	9,276	9,079	8,621	8,421
Net interest income	5,663	5,453	5,629	5,981	6,153	6,147	6,294	6,289
Provision for loan losses	4	12	12	12	15	15	15	15
Net interest income after provision for loan losses	5,659	5,441	5,617	5,969	6,138	6,132	6,279	6,274
Non-interest income	1,601	1,489	1,552	1,171	1,438	945	1,293	1,312
Non-interest expense	3,031	2,832	2,991	2,867	3,114	2,894	3,325	3,180
Income before income taxes	4,229	4,098	4,178	4,273	4,462	4,183	4,247	4,406
Income tax expense	1,535	1,466	1,490	1,528	1,593	1,486	1,530	1,578
Net income	$ 2,694	$ 2,632	$ 2,688	$ 2,745	$ 2,869	$ 2,697	$ 2,717	$ 2,828
Earnings per share (in dollars):[1]								
Basic	$0.86	$0.84	$0.86	$0.88	$0.90	$0.84	$0.84	$0.87
Diluted	0.84	0.82	0.84	0.86	0.88	0.82	0.82	0.85
Weighted average common shares outstanding:[1]								
Basic	3,128	3,119	3,116	3,133	3,173	3,217	3,229	3,263
Diluted	3,208	3,215	3,197	3,206	3,242	3,292	3,305	3,337

[1] *Computation of earnings per share is further described in Note 1.*

MASSBANK Corp.'s common stock is currently traded on the Nasdaq Stock Market under the symbol "MASB." At December 31, 2001 there were 3,147,491 shares outstanding and 837 shareholders of record. Shareholders of record do not reflect the number of persons or entities who hold their stock in nominee or "street" name.

The following table includes the quarterly ranges of high and low sales prices for the common stock, as reported by Nasdaq, and dividends declared per share for the periods indicated.

	Price per Share		Cash Dividends Declared
	High	Low	
YEAR ENDED DECEMBER 31,	2001		
Fourth Quarter	$36.75	$33.85	$ 0.315
Third Quarter	41.00	36.25	0.315
Second Quarter	39.05	32.40	0.315
First Quarter	33.50	28.875	0.315
YEAR ENDED DECEMBER 31,	2000		
Fourth Quarter	$29.50	$27.875	$ 0.30
Third Quarter	29.75	28.0625	0.30
Second Quarter	29.875	27.50	0.30
First Quarter	29.50	27.00	0.285

MASSBANK *of Reading**

123 Haven Street
Reading, MA 01867
(781) 942-8188
(978) 446-9200

MASSBANK *of Chelmsford*

291 Chelmsford Street
Chelmsford, MA 01824
(978) 256-3751

17 North Road
Chelmsford, MA 01824
(978) 256-3733

MASSBANK *of Dracut*

45 Broadway Road
Dracut, MA 01826
(978) 441-0040

MASSBANK *of Everett*

738 Broadway
Everett, MA 02149
(617) 387-5115

MASSBANK *of Lowell*

50 Central Street
Lowell, MA 01852
(978) 446-9200

755 Lakeview Avenue
Lowell, MA 01850
(978) 446-9216

MASSBANK *of Medford*

4110 Mystic Valley Parkway
Wellington Circle Plaza
Medford, MA 02155
(781) 395-4899

*Main Office

MASSBANK *of Melrose*

476 Main Street
Melrose, MA 02176
(781) 662-0100

27 Melrose Street
Towers Plaza
Melrose, MA 02176
(781) 662-0165

MASSBANK *of Stoneham*

240 Main Street
Stoneham, MA 02180
(781) 662-0177

MASSBANK *of Tewksbury*

1800 Main Street
Tewksbury, MA 01876
(978) 851-0300

MASSBANK *of Westford*

203 Littleton Road
Westford, MA 01886
(978) 692-3467

MASSBANK *of Wilmington*

370 Main Street
Wilmington, MA 01887
(978) 658-4000

219 Lowell Street
Lucci's Plaza
Wilmington, MA 01887
(978) 658-5775

MASSBANK Corp.
123 Haven Street
Reading, MA 01867
(781) 662-0100
(978) 446-9200
FAX (781) 942-1022

Savings and Mortgage 24-Hour-Rate Lines

(781) 662-0154
(978) 446-9285

Notice of Shareholders' Meeting

The Annual Meeting of the Shareholders of MASSBANK Corp. will be held at 10:00 A.M. on Tuesday, April 16, 2002 at the Sheraton Ferncroft Resort
50 Ferncroft Road
Danvers, MA 01923

Trademark

MASSBANK and its logo are registered trademarks of the Company

Form 10-K

Shareholders may obtain without charge a copy of the Company's 2001 Form 10-K. Written requests should be addressed to:
Shareholder Services
MASSBANK Corp.
159 Haven Street
Reading, MA 01867

Dividend Reinvestment and Stock Purchase Plan

Shareholders may obtain a brochure containing a detailed description of the plan by writing to:
Shareholder Services
MASSBANK Corp.
159 Haven Street
Reading, MA 01867

Transfer Agent

EquiServe, Inc.
Boston EquiServe Division
Shareholder Services
150 Royall Street
P.O. Box 644
Canton, MA 02021

Independent Auditors

KPMG LLP
99 High Street
Boston, MA 02110

Legal Counsel

Goodwin Procter LLP
Exchange Place
Boston, MA 02109

Reports on Effectiveness of Internal Control Structure Over Financial Reporting

Shareholders may obtain without charge a copy of Management's and the Independent Auditors' 2001 Reports on the Effectiveness of the Company's Internal Control Structure Over Financial Reporting. Written requests should be addressed to:
Shareholder Services
MASSBANK Corp.
159 Haven Street
Reading, MA 01867

Officers and Directors
MASSBANK Corp.

Officers

Gerard H. Brandi
Chairman, President and Chief Executive Officer

Reginald E. Cormier
Senior Vice President, Treasurer and Chief Financial Officer

Robert S. Cummings
Secretary

Donna H. West
Assistant Secretary

Board of Directors

*Mathias B. Bedell
Retired, Bedell Brothers Insurance Agency, Inc.

*Gerard H. Brandi
Chairman, President and Chief Executive Officer, MASSBANK Corp.

Allan S. Bufferd
Treasurer, Massachusetts Institute of Technology

†Peter W. Carr
Retired, Guilford Transportation Industries

†Alexander S. Costello
Former Editorial Page Editor, Lowell Sun Publishing Co., Inc.

*Robert S. Cummings
Senior Counsel, Nixon Peabody LLP

Leonard Lapidus
Banking and Bank Regulation Consultant

*Stephen E. Marshall
Retired, C.H. Cleaves Insurance Agency, Inc.

Nancy L. Pettinelli
Executive Director, Visiting Nurse Association

†*Herbert G. Schurian
Certified Public Accountant

*Dr. Donald B. Stackhouse
Dentist

*Member, Executive Committee
†Member, Audit Committee

Officers and Directors
MASSBANK

Officers

Gerard H. Brandi
Chairman, President and Chief Executive Officer

Donald R. Washburn
Senior Vice President, Lending

Donna H. West
Senior Vice President, Community Banking

Reginald E. Cormier
Senior Vice President, Treasurer and Chief Financial Officer

David F. Carroll
Vice President, Operations

Richard J. Flannigan
Vice President and Senior Trust Officer

Thomas J. Queeney
Vice President and Senior Trust Officer

Gerard F. Frechette
Director of Human Resources

Marilyn H. Abbott
Assistant Treasurer

Andrea S. Bradford
Assistant Vice President

Ernest G. Campbell, Jr.
Collections and Security Officer

Marianne J. Carpenter
Assistant Treasurer

Lisa A. DiCicco
Trust Operations Officer

Karen L. Flammia
Assistant Vice President

Melissa J. Flanagan
Information Technology Officer

Rachael E. Garneau
Assistant Treasurer

Kathleen M. Hardy
Assistant Treasurer

Scott H. Hilfiker
Portfolio Manager

Brian W. Hurley
Assistant Vice President

Kimberly A. Judge
Assistant Treasurer

Kenneth A. Masson
Assistant Vice President

Laura M. O'Connor
Assistant Treasurer

Erik C. Olson
Auditor and Compliance Officer

Joseph P. Orefice
Information Technology Officer

Karen L. O'Rourke
Assistant Treasurer

Mindy S. Peloquin
Assistant Vice President

Joseph D. Regan
Comptroller

Alice B. Sweeney
Assistant Comptroller

Margaret E. White
Assistant Treasurer

Patricia A. Witts
Assistant Treasurer

Michael J. Woods
Assistant Vice President

Stephen A. Yurish
Loan Officer

Board of Directors and Executive Committee

Mathias B. Bedell
Gerard H. Brandi, *Chairman*
Robert S. Cummings, *Clerk*
Stephen E. Marshall
Herbert G. Schurian
Dr. Donald B. Stackhouse
Donna H. West

when god lets my body be

From each brave eye shall sprout a tree
fruit that dangles therefrom

the purpled world will dance upon
Between my lips which did sing

a rose shall beget the spring
that maidens whom passion wastes

will lay between their little breasts
My strong fingers beneath the snow

Into strenuous birds shall go
my love walking in the grass

their wings will touch with her face
and all the while shall my heart be

With the bulge and nuzzle of the sea

e.e. cummings



IN MEMORIAM

of

MARY LOU HAGUE

DON KAUTH

who perished in the tragedy of the World Trade Center

September 11, 2001

(former MASSBANK CORP. stock analysts at

Keefe, Bruyette & Woods, Inc.)


MASSBANK
CORP.

MASSBANK

123 Haven Street

Reading, Massachusetts 01867

(978) 446-9200

(781) 662-0100

Member Federal Deposit Insurance Corporation

Member The Depositors Insurance Fund

Equal Housing Lender 

Design: Allen + Chin, Boston   Photographs: Tony Rinaldo

0728-AR-0